SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature	3

2005 Interim Report	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 23, 2005	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

Contents

2	Important Message

3	Report of the Board of Directors

18	Significant Events

22	Documents for Inspection

23	Financial Highlights

27	Independent Review Report of the International Auditors

28	(A)	Interim Financial Report prepared under International Accounting Standard 34 “Interim Financial Reporting”

28	Consolidated Income Statement

29	Consolidated Balance Sheet

30	Condensed Consolidated Cash Flow Statement

30	Consolidated Statement of Changes in Shareholders’ Equity

31	Notes to the Unaudited Interim Financial Report

43	(B)	Interim Financial Statements prepared under PRC Accounting Rules and Regulations

43	Balance Sheets

45	Income Statements and Profit Appropriation Statements

46	Cash Flow Statements

48	Notes to the Cash Flow Statements

49	Notes to the Interim Financial Statements

89	(C)	Differences between Financial Statements prepared under PRC Accounting Rules and Regulations and Financial Report prepared under IFRS

92	(D)	Supplementary Information for North American Shareholders

96	Corporate Information

2005 Interim Report

IMPORTANT MESSAGE

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report and confirm that there are no material omissions or false or misleading statements in this report.

Mr. Rong Guangdao, Chairman of the Company, Mr. Lei Dianwu and Mr. Xiang Hanyin, Directors of the Company, could not attend the second meeting of the fifth session of the Board, for reason of official duties, Mr. Rong Guangdao, Mr. Lei Dianwu and Mr. Xiang Hanyin each gave irrevocable authorization to Mr. Du Chongjun, Vice Chairman of the Company, to vote on their behalf, in respect of the resolutions put forward in the meeting of the Board.

The Company’s interim financial report is unaudited.

Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Finance Manager in charge of the Accounting Department hereby warrant the authenticity and completeness of the financial statements contained in the interim report.

REPORT OF THE BOARD OF DIRECTORS

The following discussion and analysis should be read in conjunction with the Group’s unaudited financial statements and the accompanying notes. The financial information presented in this section is derived from the Group’s unaudited financial report that have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

To All Shareholders

We hereby report the operating results of the Group for the six-month period ended 30 June 2005 (“reporting period”). For the six-month period ended 30 June 2005, the Group’s turnover from principal operations amounted to RMB21,886.5 million (equivalent to HK$20,552.6 million), an increase of RMB4,108.3 million (equivalent to HK3,857.9 million) or 23.11% as compared to the same period last year. Profit before tax amounted to RMB2,157.8 million (equivalent to HK$2,026.3 million), representing an increase of 18.57% as compared to the same period last year. Profit after tax and minority interests amounted to RMB1,763.4 million (equivalent to HK$1,655.9 million), an increase of 15.96% as compared to the same period last year.

Business Review

In the first half of 2005, the global economy was growing moderately, but the growth rate has slowed. The economy of the PRC maintained its growing trend at a fast and steady pace. As the effects of the State’s macro-economic control measures slowly materialised, the domestic economy continued to operate steadily. In the first half of the year, the gross domestic product (GDP) grew by 9.5% as compared to the corresponding period last year. With sustained rapid growth in the domestic economy and with international crude oil prices continuing to increase and then fluctuating at a high level, the petroleum and petrochemical industry in the PRC continued to keep the momentum of strong production and sales in the first half year, resulting in an overall increase in output, prices and profits.

Capital Expenditure progressing smoothly

In the first half of 2005, the Company continued to work diligently on the construction of its major projects, while pushing forward the preparatory work for the next round of development projects. Overall, the progress on our development work was smooth. The newly built 3# atmosphere and vacuum distillation plant commenced operation in February, thus expanding the Company’s once-through crude oil processing capabilities to 14 million ton per year. The feedstock mutual supply pipeline between the Company and Secco was mechanically completed in June and is now in operation. The construction of the 3.3 million ton per year diesel hydrogenation plant and the 380,000 ton per year EO/EG plant, both of which commenced construction in late 2004, is in full swing. At the same time, the Company is making pro-active efforts on the preliminary improvement work of the next round of development projects as well as actively seeking approvals for these projects.

During the reporting period, a Sino-foreign equity joint venture established between the Group, Sinopec Corp. and BP Chemicals East China Investments Limited was completed and commenced commercial operation.

Market outlook and business plan for the second half of the year

In the second half of 2005, both the global economy and the PRC economy are expected to maintain steady growth, but the growth may slow. Due to limited capabilities in increasing production by OPEC countries, reduction in increased production by non-OPEC countries, geo-political risks and rampant trading activity by speculative funds, it is anticipated that the price of crude oil will continue to rise and reach new highs. Reflecting the above factors, the petrochemical industry should maintain its strong development trend but demand growth may slow down. At the same time, following the completion and operation of large ethylene projects such as Shanghai Secco and Nanjing Yangba, the imbalance in the supply and demand for petrochemical products in the PRC should subside, and the industry’s profitability level could significantly decline. Given the above, in the second half of 2005, the Group will closely monitor market development, make timely adjustments to its sales strategies, strengthen internal management, improve operation efficiency, and make efforts to complete its various work targets for the whole year, so as to lay a good foundation for the Company’s comprehensively coordinated and sustainable development. In this respect, the Group will focus on the following:

(1)	Strengthening “three bases” (infrastructure, basic tasks, basic capabilities training), emphasizing safety, stability and long-cycle operations of production facilities.

(2)	Optimizing resources deployment and enhancing integrated efficiency of production operations.

(3)	Implementing measures to reduce costs, and further enhancing resources saving and cost controls.

(4)	Speeding up reforms and development and maintaining corporate harmony and stability.

Management Discussion and Analysis

1.	Management Discussion and Analysis of the Company’s Operations During the Reporting Period

Operating Results

In the first half of 2005, the Company and its subsidiaries (the “Group”) actively captured the opportunities arising from the prosperous cycle of the global petrochemical industry, continued rapid growth of the domestic economy, and a steady and rapid growth of the petrochemical industry, and put in efforts to overcome various adverse factors such as the upsurge in the prices of fuel oil, electricity, coal and transportation and the decline in the prices of certain products. As a result, the Group maintained steady production and operation and improved performance to a large extent as compared to the corresponding period last year.

In the first half of 2005, the Group processed 4,780,800 tons of crude oil, an increase of 5.52% or 250,000 tons as compared to the corresponding period last year, in which imported oil and offshore oil amounted to 4,585,200 tons and 195,600 tons, respectively. The output of gasoline amounted to 417,700 tons, a decrease of 13.01% as compared to the corresponding period last year. The output of diesel amounted to 1,602,400 tons, an increase of 18.23% as compared to the corresponding period last year. Production of jet fuel amounted to 360,900 tons, an increase of 9.24% as compared to the corresponding period last year. The output of ethylene amounted to 491,200 tons, an increase of 2.10% as compared to the corresponding period last year. Production of propylene amounted to 262,900 tons, a decrease of 1.23% as compared to the corresponding period last year. The output of synthetic resins and plastics amounted to 529,000 tons, a decrease of 2.08% as compared to the corresponding period last year. The output of synthetic fibre feed-stocks and synthetic fibre polymers amounted to 370,200 tons and 287,300 tons, respectively, representing increases of 14.16% and 9.88%, respectively, as compared to the corresponding period last year. The output of synthetic fibres amounted to 179,600 tons, a decrease of 2.93% as compared to the corresponding period last year. The Group’s product-to-sale ratio in the first half of the year was 98.76%.

The following table sets forth the Group’s sales volumes and net sales, net of sales taxes and surcharges, for the reporting period:

	For the Six-month periods ended 30 June
	2005			2004
Self-produced products	Sales volume ’000 tons	Net Sales Millions of RMB	% of Total	Sales volume ’000 tons	Net Sales Millions of RMB	% of Total
Synthetic fibres	181	2,439	11.34	204	2,406	13.80
Resins and plastics	735	6,900	32.08	708	5,413	31.06
Intermediate petrochemical products	531	3,464	16.11	474	2,272	13.04
Petroleum products	2,604	8,035	37.36	2,328	5,915	33.95
Trading and others	—	670	3.11	—	1,422	8.15

Total	4,051	21,508	100.00	3,714	17,428	100.00

In the first half of 2005, the Group realized net sales of RMB21,508.3 million an increase of 23.41% as compared to the corresponding period last year, in which net sales derived from refined petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres increased by 35.84%, 52.46%, 27.47% and 1.37%, respectively. This was mainly due to continued increases in the prices of energy and raw materials, which have compelled the sales prices of the products to follow. Compared to the first half of 2004, the average prices (excluding tax) of the Group’s four major products - petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres - increased by 21.44%, 36.20%, 22.86% and 14.34%, respectively, during the reporting period.

A majority of the Group’s products are sold in eastern China.

In the first half of 2005, the Group’s cost of sales increased by 25.52% to RMB18,949.9 million as compared to the corresponding period last year, and it accounted for 88.11% of the net sales.

Crude oil is the Group’s major raw material. Under the impact of continued growth in global demand, limited capabilities to increase output by major oil producing countries, instability in the Middle East, and the impact of the US dollar exchange rates and trading activities of speculative funds during the year, prices of international crude oil reached a record high and fluctuated at a high level. As a result, the weighted average cost of crude oil increased by RMB744.71 per ton from the corresponding period last year to RMB2,875.79 per ton in the first half of the year, representing an increase of 34.95% as compared to the corresponding period last year. The increase in both the Group’s volume of crude oil processed and the average price of crude oil purchased resulted in an increase in the total cost of crude oil processed to RMB13,205.4 million, an increase of 48.55% as compared to the corresponding period last year. The cost of crude oil of the Group accounted for 69.69% of cost of sales.

Expenses for other ancillary materials amounted to RMB3,401.0 million in the first half of 2005, a substantial increase of 31.84% as compared to the corresponding period last year, which was primarily due to increase in the volume of intermediate petrochemicals purchased to meet production needs. Depreciation and maintenance costs during the reporting period amounted to RMB864.5 million and RMB347.0 million, respectively, a slight decrease as compared to the corresponding period last year. Energy and power costs amounted to RMB436.4 million, an increase of RMB79.1 million as compared to the corresponding period last year, which was due to increases in both purchase volumes and purchase prices of thermal coal and external electricity to various degrees as compared to the corresponding period last year.

Selling and administrative expenses in the first half of 2005 amounted to RMB196.9 million, a decrease of 13.87% compared with RMB228.6 million in the first half of 2004.

Other operating expenses in the first half of 2005 amounted to RMB134.0 million, a decrease of RMB60.2 million as compared to the corresponding period last year, primarily due to the decrease in the loss from the Group’s disposal of fixed assets during the reporting period.

Financial costs in the first half of 2005 amounted to RMB113.4 million, a decrease of 33.87% as compared to the corresponding period last year, which was primarily due to the decrease of our total amount of bank borrowings, in particular the reduction of long-term bank borrowings, thereby effectively reduced financial costs.

The Group’s net profit after tax and minority interests increased by 15.96% from RMB1,520.7 million in the first half of 2004 to RMB1,763.4 million in the first half of 2005.

Liquidity and capital resources

Net cash inflow provided from operating activities amounted to RMB1,628.1 million in the first half of 2005, an increase of RMB117.6 million as compared to the corresponding period last year. Due to the growth in the profit before tax, the profit before tax net of depreciation has brought RMB3,014.5 million operating cash inflow, an increase of RMB259.6 million cash inflow as compared to the corresponding period last year. Increased inventories led to an increase in operating cash outflow by RMB715 million at the end of the reporting period (as compared to an increase in operating cash outflow by RMB197.5 million in the corresponding period last year). Change in accounts payable and other payables led to an increase in operating cash outflow by RMB190.5 million at the end of the period (as compared to an increase in operating cash outflow by RMB46.7 million in the corresponding period last year). Decrease in debtors, bills receivable and deposits led to an increase in operating cash inflow by RMB75.2 million (as compared to a decrease in operating cash inflow of RMB540.4 million in the corresponding period last year). In addition, as a result of the changes in the accounts balances at the end of the period of the parent company and the subsidiaries, the Group’s cash outflow was increased to RMB178.9 million (as compared to a decrease in operating cash outflow of RMB263.1 million).

Borrowings

The Group’s long-term borrowings were mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to capital expenditure plans, and in overall, there was no seasonal borrowings. Short-term borrowings was used to meet our needs for working capital during the normal production and operation process. Our borrowings at the end of the first half of 2005 amounted to RMB5,776.7 million, a decrease of RMB1,238.3 million compared to the beginning of the period, of which, short-term borrowings increased by RMB154.4 million, and long-term borrowings decreased by RMB1,392.7 million.

As at 30 June 2005, guarantees provided by the Group to the Company’s subordinate joint ventures and associates in favor of the bank, and the contingent liabilities to be undertaken on the guarantees provided by the joint venture to third parties amounted to RMB78.6 million.

Foreign Exchange Risks

Since we purchase our major raw materials, particularly crude oil through Sinopec Corp. from overseas sources, and also export a portion of our petroleum products directly through Sinopec Corp., a change in exchange rates will indirectly affect the prices of our raw materials and products which will have a discernible impact on our profitability. In addition, as discussed above, since a small part of our debts are denominated in foreign currencies, a change in the relevant exchange rates will affect the level of our financial expense which will also have an impact on our profitability.

Capital Expenditures

In the first half of 2005, our capital expenditures amounted to RMB687.4 million, which includes renovation of No. 1 atmosphere and vacuum distillation facility, 12,000 ton/year polyester filament expansion project, renovation of 400,000 ton/year PTA facility, newly developed material supply pipeline between Shanghai Petrochemical and SECCO, and 380,000 ton/year ethylene glycol facility. In the second half of the year, other than the aforesaid projects, we will also push forward the diesel oil hydrogenization facility, the renovation of the oil refining process and other technological renovation projects and investment projects. The Group plans to fund the capital expenditures from operating cash income and credit facilities from banks.

During the reporting period, a Sino-foreign equity joint venture established between the Group, Sinopec Corp. and BP Chemicals East China Investments Limited was completed and commenced commercial operation. As at 30 June 2005, the Group invested RMB1,349.5 million in the joint venture.

Debt-equity ratio

As at 30 June 2005, our debt-equity ratio was 23.22% compared to 33.23% as at 30 June 2004. The ratio is computed by (total loans)/(total loans + shareholders’ equity).

Employees

As at 30 June 2005, the number of our employees was approximately 26,460. Our staff costs for the period ended 30 June 2005 totaled RMB524.4 million.

Disclosure required by the Listing Rules

In compliance with Paragraph 40 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company confirms that, save as disclosed herein, there has been no material change in the current information regarding the Company in relation to those matters set out in Paragraph 32 of Appendix 16 to the Listing Rules from the information in relation to those matters disclosed in the Annual Report 2004 of the Company.

2.	Scope and performance of the Company’s principal business

(1)	Description of the scope of the Company’s principal business

Scope of the Company’s principal business: crude oil processing, oil refining, production of chemical products, synthetic fibres and monomers, resins and plastics and plastic articles, knitting-ware and textile products.

(2)	Summary of segmental results (Prepared under PRC Accounting Rules & Regulations)

By segment	Income from principal operations (RMB’000)	Cost of sales (RMB’000)	Gross profit margin (%)	Increase/ decrease of income from principal operations compared to the same period last year (%)	Increase/ decrease of cost of sales compared to the same period last year (%)	Increase/ decrease of gross profit margin compared to the same period last year (%)
Synthetic fibres	2,449,372	2,073,613	15.34	1.30	-5.48	6.07
Resins and plastics	6,930,737	5,195,695	25.03	27.35	19.65	4.82
Intermediate petrochemicals	3,483,154	2,347,794	32.60	52.04	48.40	1.65
Petroleum products	8,351,262	8,175,333	2.11	34.66	58.00	-14.46
Trading and all others	671,947	570,141	15.15	-52.85	-55.70	5.44

Including: connected transactions	9,000,362	8,056,537	10.49	26.70	36.69	-6.53

Price-setting principles of connected transactions	The Directors of the Group are of the opinion that the above related party transactions were conducted on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Group than terms available to or from independent third parties, and in the ordinary course of business. This has been confirmed by the non-executive Directors.

(3)	Analysis of the geographical segments for the principal operations

Region	Income from principal operations (RMB’000)	Increase/ decrease in income from principal operations compared to the same period of last year (%)
Eastern China	19,901,178	20.22
Other regions in China	1,939,172	61.41
Exports	46,122	108.31

3.	Investment of the Company

(1)	Capital raising

The Company did not raise capital or the previous capital raised has been used during the reporting period.

(2)	Capital Expenditure

Project	Amount RMB’000	Progress As at 30 June 2005
Renovation of No. 1 atmosphere and vacuum distillation facility	388,000	Complete
12,000 tons/year polyester filament expansion project	198,000	Complete
Renovation of 400,000 tons/year PTA facility	246,000	Complete
Newly developed material supply pipeline between Shanghai Petrochemical and SECCO	100,000	Construction
380,000 ton/year ethylene glycol facility	1,249,000	Construction
North-south pipeline project	200,000	Construction

Change of Share Capital and Shareholders

1.	Change of Share Capital

During the reporting period, there was no change to the Company’s share capital structure.

2.	Number of shareholders at the end of the reporting period

At 30 June 2005, the share capital of the Company totaled 7.2 billion shares, which were held by 174,452, with 172,710 of them being holders of A shares and 1,742 of them being holders of H shares.

3.	Shareholding of major shareholders

Top Ten Shareholders as at the end of the reporting period as follows:

Name of shareholders (full name)	Increase / decrease during the period	Number of shares held at end of the period	Percentage of total share capital (%)	Type of shares (circulating/ non-circulating)	Number of shares pledged or frozen	Type of shareholders (domestic shareholders or foreign shareholders)
China Petroleum & Chemical Corporation	—	4,000,000,000	55.56	Non-circulating	Nil	State-owned Shareholder

HKSCC (Nominees) Ltd.	216,000	1,916,102,857	26.61	Circulating	Unknown	Foreign Shareholder

HSBC (Nominees) Limited	46,000	355,810,000	4.94	Circulating	Unknown	Foreign Shareholder

Industrial and Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	Unknown	25,890,855	0.36	Circulating	Unknown	Legal Person Shareholder

Shanghai Kangli Gong Mao Company	—	16,730,000	0.23	Non-circulating	Unknown	Legal Person Shareholder

Bank of Communications - Yifangda 50 Index Securities Investment Fund	Unknown	13,620,700	0.19	Circulating	Unknown	Legal Person Shareholder

Zhejiang Province Economic Construction and Investment Company	—	12,000,000	0.17	Non-circulating	Unknown	Legal Person Shareholder

HSBC (Nominees) Limited	Unknown	10,388,000	0.14	Circulating	Unknown	Foreign Shareholder

Yulong Securities Investment Fund	Unknown	10,000,000	0.14	Circulating	Unknown	Legal Person Shareholder

China Merchants Bank Co., Ltd. - Zhong Xin Jing Dian Pei Zhi Securities Investment Fund	Unknown	9,024,485	0.13	Circulating	Unknown	Legal Person Shareholder

Top Ten holders of shares in Circulation are as follows:

Name of shareholders (full name)	Number of shares in circulation as at 30 June 2005	Type (A, B, H shares or others)
HKSCC (Nominees) Ltd.	1,916,102,857	H

Hongkong & Shanghai Banking Corporation (Nominees) Limited	355,810,000	H

Industrial and Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	25,890,855	A

Bank of Communications - Yifangda 50 Index Securities Investment Fund	13,620,700	A

Hong Kong & Shanghai Banking Corporation (Nominees) Limited	10,388,000	H

Yulong Securities Investment Fund	10,000,000	A

China Merchants Bank Co., Ltd. - Zhong Xin Jing Dian Pei Zhi Securities Investment Fund	9,024,485	A

101 National Social Security Fund	6,822,119	A

Zhao Xia	5,720,016	A

103 National Social Security Fund	5,198,800	A

Description of any connected relationships or concerted party relationships among the above mentioned shareholders:

Of the above mentioned shareholders, China Petroleum & Chemical Corporation, the state-owned shareholder, does not have any connected relationship with the other shareholders, and is not a concerted party of the other shareholders under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”. Of the above mentioned shareholders, HKSCC (Nominees) Ltd. and Hong Kong & Shanghai Banking Corporation (Nominees) Limited are nominee companies. The Company is not aware of whether or not there are connected relationships among the other shareholders, and whether or not they are concerted parties under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”.

4.	Changes to the controlling shareholder and de facto controller of the company

During the reporting period, there were no changes to the controlling shareholder and de facto controller of the company.

Directors, Supervisors and Senior Management’s Interests in shares and substantial shareholders

1.	Change of Shareholding of Directors, Supervisors and Senior Management

Name	Position	Number of shares held at the beginning of the reporting period	Number of shares held at the end of the reporting period	Change
Rong Guangdao	Chairman and President	3,600	3,600	No change
Du Chongjun	Vice Chairman and Vice President	1,000	1,000	No change
Han Zhihao	Director and Chief Financial Officer	Nil	Nil	No change
Wu Haijun	Director and Vice President	1,500	1,500	No change
Gao Jinping	Director	Nil	Nil	No change
Shi Wei	Director and Vice President	Nil	Nil	No change
Lei Dianwu	External Director	Nil	Nil	No change
Xiang Hanyin	External Director	Nil	Nil	No change
Chen Xinyuan	Independent Director	Nil	Nil	No change
Sun Chiping	Independent Director	Nil	Nil	No change
Jiang Zhiquan	Independent Director	Nil	Nil	No change
Zhou Yunnong	Independent Director	Nil	Nil	No change
Dai Shuming	Chairman of Supervisory Committee	Nil	Nil	No change
Zhang Chenghua	Supervisor	Nil	Nil	No change
Wang Yanjun	Supervisor	Nil	Nil	No change
Lu Xiangyang	External Supervisor	Nil	Nil	No change
Geng Limin	External Supervisor	Nil	Nil	No change
Liu Xiangdong	Independent Supervisor	Nil	Nil	No change
Yin Yongli	Independent Supervisor	Nil	Nil	No change
Zhang Zhiliang	Vice President	3,600	3,600	No change
Yin Jihai	Vice President	Nil	Nil	No change
Zhang Jianping	Vice President	Nil	Nil	No change
Tang Chengjian	Vice President	Nil	Nil	No change
Zhang Jingming	Company Secretary	Nil	Nil	No change

The shares held by the above people are A shares and represented their personal interests in their capacity as beneficial owners.

2.	Interests and Short Positions of Directors and Supervisors in Shares, underlying Shares and Debentures

Other than as set out above, as at 30 June 2005, none of the Directors or Supervisors of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2005, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

3.	Interests and short positions of substantial shareholders and other persons in shares and underlying shares

As at 30 June 2005, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (other than Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)	(a) Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held	% of issued share capital	% of shareholding in the Company’s total issued H share	Capacity
China Petroleum & Chemical Corporation	4,000,000,000 promoter legal person shares	55.56%	—	Beneficial owner

Alliance Capital Management L.P.*	116,493,210 H shares	1.62%	5.00%	Beneficial owner; investment manager; other (lending pool)

*	Such H-shares were held through a nominee.

(b)	Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at 30 June 2005, no interests or short positions of any person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

4.	Change of Directors, Supervisors and Senior Management

The Company convened the 2004 Annual General Meeting on 28 June 2005 at which Mr. Rong Guangdao, Mr. Du Chongjun, Mr. Han Zhihao, Mr. Wu Haijun, Mr. Gao Jinping, Mr. Shi Wei, Mr. Lei Dianwu, Mr. Xiang Hanyin, Mr. Chen Xingyuan, Mr. Sun Chiping, Mr. Jiang Zhiquan, Mr. Zhou Yunnong were elected as members of the fifth session of the Board of Directors. Mr. Dai Shuming, Mr. Zhang Chenghua, Ms. Wang Yanju, Mr. Lu Xiangyang, Mr. Geng Limin, Mr. Liu Xiangdong and Mr. Yin Yongli were elected as members of the fifth session of the Supervisory Committee.

At the first meeting of the fifth session of the board of directors, Mr. Rong Guandao was elected Chairman of the Company, Mr. Du Chongjun was elected Vice Chairman of the Company. Mr. Rong Guangdao, Mr. Du Chongjun, Mr. Han Zhihao, Mr. Wu Haijun, Mr. Gao Jinping, Mr. Shi Wei are Executive Directors of the Company. Mr. Rong Guangdao was appointed President. Mr. Du Chongjun, Mr. Zhang Zhiliang, Mr. Wu Haijun, Mr. Yin Jihai, Mr. Shi Wei, Mr. Zhang Jianping and Mr. Tang Chengjian were appointed Vice Presidents of the Company. Mr. Han Zhihao was appointed Chief Financial Officer. Mr. Zhang Jingming was appointed Company Secretary and Director of the Secretarial Office to the Board of Directors.

At the first meeting of the fifth session of Supervisory Committee held on 28 June 2005, Mr. Dai Shuming was elected Chairman of the Supervisory Committee.

5.	Changes in Directorate and Supervisory Committee

(1)	New Appointment

On 28 June 2005 at the Company’s annual general meeting for 2004, the shareholders of the Company elected the fifth session of the board of directors and supervisory committee.

With effect from 28 June 2005, Mr. Shi Wei has been appointed Executive Director and Vice President of the Company. Mr. Shi does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Shi will receive a remuneration package including a basic salary of RMB4,521 per month plus a discretionary bonus as determined by the Board with reference to his performance. Mr. Shi has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Lei Dianwu has been appointed Non-Executive Director of the Company. Mr. Lei is a director of Development and Planning Division of China Petroleum and Chemical Corporation, the controlling shareholder of the Company. Mr. Lei will not receive any salary from the Company. Mr. Lei has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Xiang Hangyin has been appointed Non-Executive Director of the Company. Mr. Xiang is a deputy director of Chemical Division of China Petroleum and Chemical Corporation, the controlling shareholder of the Company. Mr. Xiang will not receive any salary from the Company. Mr. Xiang has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Sun Chiping has been appointed Independent Non-Executive Director of the Company. Mr. Sun does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Sun will receive a remuneration package including a basic salary of RMB80,000 per year. Mr. Sun has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Jiang Zhiquan has been appointed Independent Non-Executive Director of the Company. Mr. Jiang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Jiang will receive a remuneration package including a basic salary of RMB80,000 per year. Mr. Jiang has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Zhou Yunnong has been appointed Independent Non-Executive Director of the Company. Mr. Zhou does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Zhou will receive a remuneration package including a basic salary of RMB80,000 per year. Mr. Zhou has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Ms. Wang Yanjun has been appointed Supervisor of the Company. Ms. Wang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Ms. Wang will receive a remuneration package including a basic salary of RMB4,015 per month plus a discretionary bonus as determined by the Board with reference to her performance. Ms. Wang has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Geng Limin has been appointed Supervisor of the Company. Mr. Geng is the deputy director of the Supervisory Division of China Petroleum and Chemical Corporation, the controlling shareholder of the Company. Mr. Geng will not receive any salary from the Company. Mr. Geng has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Yin Yongli has been appointed Supervisor of the Company. Mr. Yin does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Yin will not receive any salary from the Company. Mr. Yin has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

The terms of services agreed between each of the above directors and supervisors and the Company do not include a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. The new directors and supervisors are subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Please refer to the Company’s Notice of 2004 Annual General Meeting dated 13 May 2005 for more information about the new directors and supervisors.

As at the date of this report, none of the above directors and supervisors has any other interest in the shares of the Company within the meaning of Part VX of the Securities and Futures Ordinance.

(2)	Retirement by Rotation

On 28 June 2005, Mr. Lu Yiping, Mr. Liu Wenlong, Mr. Zhang Baojian, Mr. Gu Chuanxun, Mr. Wang Yongshou and Mr. Wang Xingyu retired by rotation as directors of the Company. On the same date, Mr. Lu Yiping, Mr. Liu Wenlong, Mr. Zhang Baojian, Mr. Gu Chuanxun, Mr. Wang Yongshou and Mr. Wang Xingyu confirmed that they have no disagreement with the Board and are not aware of any matters in respect of their resignations that need to be brought to the attention of the shareholders of the Company.

On the same date, Mr. Zhu Weiyan, Ms. Zhang Jianjun and Mr. Zhou Yunnong retired by rotation as supervisors of the Company. On the same date, Mr. Zhu Weiyan, Ms. Zhang Jianjun and Mr. Zhou Yunnong confirmed that they have no disagreement with the Board and are not aware of any matters in respect of their resignations that need to be brought to the attention of the shareholders of the Company.

The Board expresses its sincerest gratitude to Mr. Lu Yiping, Mr. Liu Wenlong, Mr. Zhang Baojian, Mr. Gu Chuanxun, Mr. Wang Yongshou, Mr. Wang Xingyu, Mr. Zhu Weiyan, Ms. Zhang Jianjun and Mr. Zhou Yunnong for their contribution to the Company made during their period of service.

Audit Committee

The audit committee has reviewed jointly with the management of the Company and the auditors (KPMG) the accounting principles and accounting standards adopted by the Group and discussed matters relating to auditing, internal control and financial reporting (including reviewing the unaudited interim report for the six-month periods ended 30 June 2005).

Model Code

The Company has adopted a code of conduct in respect of directors’ securities transactions in terms no less exacting than the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules.

Specific enquiry has been made to the Directors who have confirmed that they have complied with the required standard set out in the Model Code and the Company’s code of conduct in respect of directors’ securities transactions during the reporting period.

Purchase, Sale or Redemption of Securities

During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities.

Implementation of the Code on Corporate Governance Practices

The Group had complied with all Code Provisions set out in the Code of Corporate Governance Practices contained in Appendix 14 of the Hong Kong Stock Exchange Listing Rules, with certain deviations from the Code Provisions listed below (other than Code Provision C.2 relating to internal controls):

Code Provision A.1.3:	Notice of at least 14 days should be given of a regular board meeting to give all directors an opportunity to attend. For all other board meetings, reasonable notice should be given.

Deviation:	The Articles of Associate of the Company provides that a minimum 10-day notice period is applicable to all board meetings. Accordingly, the Company’s usual practice is to provide notice of only 10 days for a board meeting.

Explanation:	To ensure full compliance with provisions of the Code of Corporate Governance Practices, the Company has commenced giving 14 days’ notice for regular board meetings.

Code Provision A.2.1:	The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation:	Mr. Rong Guangdao is appointed as the Company’s chairman and president.

Explanation:	Mr. Rong has many years of experience in managing large scale petrochemical productions and is most suited to perform both roles of chairman and president. The Company is unable to locate any person of Mr. Rong’s calibre to fill either role separately.

SIGNIFICANT EVENTS

A.	Corporate Governance

The Company has strictly complied with relevant requirements of the Company Law, Securities Law, Corporate Goverance Principles for Listed Companies, Notice on Issuing the Guidelines for Introducing Independent Directors to the Board of Directors of Listed Companies, the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange to put forward the advancement of the Company’s system and management, improve the corporate governance structure, strengthen the formulation of the Company’s system in order to enhance the overall image of the Company.

At the Annual General Meeting for 2004, the Company passed a resolution to approve the proposed amendments to the Articles of Association of the Company.

B.	2004 Profit Appropriation Plan

The Profit appropriation plan for 2004 was approved at the Company’s 2004 Annual General Meeting. A dividend of RMB 2.00 (tax included) per 10 shares will be distributed to shareholders, based on the total share capital of 7,200,000,000 shares at the end of 2004. Relevant announcement was published on Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Commercial Daily on 29 June 2005. on 11 July 2005, the Company published the profit appropriation plan for A shares. In respect of the distribution of A-share dividend, the share right registration date was 14 July 2005, ex-dividend date was15 July 2005. The dividend payment date for social public shares of A shares and H shares was 21 July 2005. Such profit appropriation plan has been implemented as scheduled.

C.	Interim dividend for 2005

The Board of Directors of the Company does not recommend any interim dividend for the six-month period ended 30 June

2005.

D.	Material Litigation and Arbitration

The Group was not involved in any material litigation or arbitration during the reporting period.

E.	Acquisition, Sale and Merger

There was no significant acquisition, sale and merger made by the Company during the reporting period.

F.	Major Connected Transactions

On 28 June 2005, the Company held an Extraordinary General Meeting. On the meeting, the resolutions of the Sales and Framework Agreement, the Comprehensive Services Framework Agreement and the caps for each of the Continuing Connected Transactions for the years ended 31 December 2005, 31 December 2006 and 31 December 2007 was approved by independent shareholders.

(a)	The following transactions are the significant related party transactions relating to purchases of goods that occurred during the reporting period

Related parties	Type of transactions	Amount RMB’000	Percentage of total amount of the type of transaction %
Sinopec Pipeline Storage and Transport Branch	Purchase	9,077,446	49.43
China International United Petroleum & Chemicals Co. Ltd	Purchase	2,586,930	14.09
Sinopec International Co., Ltd.	Purchase	790,210	4.30
Other fellow subsidiaries	Purchase	647,957	3.53

(b)	The following transactions are the significant related party transactions relating to sales of goods and provision of services that occurred during the reporting period.

Related parties	Type of transactions	Amount RMB’000	Percentage of total amount of the type of transaction %
Sinopec Huadong Sales Company	Sales of products	7,082,931	32.36
Other fellow subsidiaries	Sales of products and service fee	1,993,028	9.11

(c)	Connected debts and liabilities

		Funds provided by the listed company to the connected parties		Funds provided by the connected parties to the listed company
Connected parties	Relations with the listed company	Net transaction amount	Balance	Net transaction amount	Balance
Sinopec Corp. Transport and Storage Branch	Subsidiary wholly owned by the parent company	(162,057)	—	38,542	40,068
Controlling companies and other connected parties	Others	(81,328)	7,398	(167,872)	11,784

Total		(243,385)	7,398	(129,330)	51,852

Including: The net decrease of funds provided by the listed company to controlling shareholders and subsidiaries amounted to RMB 81.842 million, and with a balance of RMB 6.884 million.

G.	Material contracts

1.	Trust, sub-contract and leasing

During the reporting period, the Group did not enter into any trust, sub-contract or lease arrangements relating to its own assets or the assets of any other company.

2.	Guarantees

Guaranteed entities	Date (Agreement signing date)	Guarantee amount (RMB’000)	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party
Jinshan Hotel	28 December 2001	13,250	Bank Loan	5 years	No	Yes
Jinsen Limited	23 March 2004	40,000	Bank Loan	3 years	No	Yes
Others	1 March 1999 to 20 January 2005	25,336	Bank Loan	1 year to 6 years	No	Yes

Amount of guarantees signed during the reporting period(RMB’000)	1,500
Amount of guarantees at the end of the reporting period(RMB’000)	78,586
Guarantees to subsidiaries:
Amount of guarantees to subsidiaries signed by the company during the reporting period(RMB’000)	152,077
Amount of guarantees to subsidiaries at the end of the reporting period(RMB’000)	772,139
Total guarantee amount (including guarantees to subsidiaries):
Total guarantee amount(RMB’000)	850,725
Total guarantee amount as a percentage of net asset value of the Company	4.45%
Guarantees in violation of regulations:
Amount of guarantee provided to other related parties in which the shareholdings by the controlling shareholders and the Company are below 50%(RMB’000)	48,286
Amount of guarantee provided directly or indirectly to guarantee target with gearing ratio exceeding 70%(RMB’000)	574,013
Total guarantee amount exceeding 50% of the net assets of the Company(RMB’000)	0
Amount of guarantee in violation of regulations(RMB’000)	616,563

3.	Trust Financial Management

During the reporting period, the Company did not arrange trust financial management.

4.	Other material contracts

During the reporting period, the Company had no other material contracts for which the Company did not perform its obligations.

H.	Commitments of the Company or any shareholders with a shareholding above 5% of the total shares in issue

Neither the Company nor any shareholder with a shareholding above 5% of the total shares in issue has disclosed in the designated newspaper or websites any commitment with any party.

I.	Auditors

KPMG Huazhen and KPMG were re-appointed as the Company’s domestic and international auditors respectively for the year 2005, as approved at the 2004 Annual General Meeting.

J.	Penalties on the Company, the Board and the Directors

During the reporting period, the Board and the Directors had not been investigated, administratively punished or publicly criticized by the China Securities Regulatory Commission or publicly reprimanded by the Shanghai Stock Exchange.

K.	Other important events

On 28 June 2005, the Company held Annual General Meeting for 2004 and Extraordinary General Meeting for

2005, respectively.

L.	Other Important Information

a.	On 24 March 2005, the Company released 2004 Annual Results Announcement, Resolutions of the Twenty First Meeting of the Fourth Session of the Board of Directors and Resolutions of the Thirteenth Meeting of the Fourth Session of the Supervisory Committee, which were published on Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Commercial Daily and on the Shanghai Stock Exchange (“SSE”) website www.sse.com.cn accessible by entering the Company’s Code (600688) in the section headed “Listed Companies Information Search”.

b.	On 29 April 2005, the Company released First Quarterly Report of 2005, Resolutions of the Twenty Second of the Fourth Session of the Board of Directors, Resolutions of the Fourteenth Meeting of the Fourth Session of the Supervisory Committee and the Continuing Connected Transaction Announcement and Connected Transaction Announcement which were published on Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Commercial Daily and SSE website.

c.	On 13 May 2005, the Company released Notice to Annual General Meeting for 2004 and Notice to Extraordinary General Meeting for 2005 which were published on Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Commercial Daily and SSE website.

d.	On 29 June 2005, the Company released Resolutions of Annual General Meeting for 2004, Resolutions of Extraordinary General Meeting for 2005, Resolutions of the First Meeting of the Fifth Session of the Board of Directors of the Company and Resolution of the First Meeting of the Fifth Session of the Supervisory Committee of the Company which were published on Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Commercial Daily and SSE website.

Documents for Inspection

A.	The Company’s documents for inspection are ready and complete and comprise the following:

	1.	interim report signed by the Vice Chairman of the Company;

	2.	financial statements signed and stamped by the Company representative, chief financial officer and head of Accounting Department;

	3.	original copies of all documents and announcements of the Company disclosed in newspapers designatied by DSRC during the reporting period;

	4.	the Company’s Articles of Association.

B.	The Company has kept all the above documents in the Company’s Secretariat Department

C.	All information as required by the Listing Rules Appendix 16 paragraph 46(1) to paragraph 46(6) will be disclosed on the websites of the Hong Kong Stock Exchange and that of the Company.

Address:

The Secretary Office to the Board of Directors, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC

Telephone:	(8621) 5794-3143

Fax:	(8621) 5794-0050

Web Site:	http://www.spc.com.cn

E-mail:	spc@spc.com.cn

Financial Highlights

Prepared under PRC Accounting Rules and Regulations (Unaudited)

1.	Major business data for the first half of 2005

Item	RMB’000
Total profit	2,042,636
Net profit	1,650,520
Profit from principal operations	3,145,761
Profit from other operations	68,785
Profit from operations	2,303,182
Investment loss	(116,089)
Non-operating loss, net	(144,457)
Net decrease of cash and cash equivalents	(290,243)

2.	Major financial data and financial indicators

	30 June 2005	31 December 2004	Increase/(decrease ) compared to the beginning of the year (%)
Current assets (RMB’000)	8,828,936	8,613,655	2.449
Current liabilities (RMB’000)	8,584,856	7,432,559	15.503
Total assets (RMB’000)	28,707,848	28,757,089	(0.171)
Shareholders’ equity(excluding minority interests)(RMB’000)	19,112,801	18,902,281	1.114
Net asset value per share (RMB)	2.655	2.625	1.143
Adjusted net asset value per share(RMB)	2.652	2.623	1.106

	Six-month periods ended 30 June		Increase/ (decrease) compared to the period ended 30 June 2004 (%)
	2005	2004
Net profit (‘000)	1,650,520	1,531,200	7.793
Net profit excluding non-recurring items (‘000)	1,773,308	1,645,861	7.743
Earnings per share (RMB)	0.229	0.213	7.512
Return on net assets (%)	8.636	9.301	(7.150)
Net cash flows from operating activities (‘000)	1,778,441	1,688,101	5.352

Non-recurring items	Amount RMB’000
Non-operating income	(10,766)
Non-operating expenses excluding provision for impairment loss on fixed assets	155,223
Tax adjustments for the above items	(21,669)

Total	122,788

3.	Differences between financial statements prepared under PRC Accounting Rules and Regulations and financial report prepared under IFRS

	PRC Accounting Rules and Regulations RMB’000	IFRS RMB’000
Net profit	1,650,520	1,763,442
Shareholder’s equity	19,112,801	18,742,980

Explanation of differences: For details, please refer to Section C of the interim financial report.

4.	Return on net assets and earnings per share prepared in compliance with the “Regulation on the preparation of information disclosures by companies publicly issuing securities, No.9” issued by the China Securities Regulatory Commission:

	Return on net assets(%)				Earnings per share(RMB)
Profit in reporting period	Fully diluted		Weighted average		Fully diluted		Weighted average
	For the six-month periods ended 30 June				For the six-month periods ended 30 June
	2005	2004	2005	2004	2005	2004	2005	2004
Profit from principal operations	16.459	17.30	15.946	17.82	0.437	0.40	0.437	0.40
Profit from operations	12.050	12.07	11.675	12.43	0.320	0.28	0.320	0.28
Net profit	8.636	9.30	8.367	9.58	0.229	0.21	0.229	0.21
Net profit excluding non-recurring items	9.278	10.00	8.989	10.30	0.246	0.23	0.246	0.23

5.	Various provisions under PRC Accounting Rules and Regulations:

		The Group
Description		As at 31 December 2004 RMB’000	Increase for the period RMB’000	Write-off for the period RMB’000	As at 30 June 2005 RMB’000
Total provision for bad debts		54,974	1,978	(686)	56,266
Of which:	Trade debtors	45,282	1,978	(686)	46,574
	Other debtors	9,692	—	—	9,692
Total provision for diminution in short-term investment		—	—	—	—
Of which:	Stock investment	—	—	—	—
	Bond investment	—	—	—	—
Total provision for diminution in inventories		56,670	—	(4,518)	52,152
Of which:	Finished goods	3,780	—	(3,780)	—
	Spare parts and consumables	52,890	—	(738)	52,152
Total provision for impairment losses of long-term investments		61,750	960	(1,304)	61,406
Of which:	Long-term equity investments	61,750	960	(1,304)	61,406
	Long-term bond investments	—	—	—	—
Total provision for impairment losses of fixed assets		58,945	—	—	58,945
Of which:	Land and buildings	—	—	—	—
	Plant, machinery, equipment and others	58,945	—	—	58,945
Total provision for impairment losses of intangible assets		—	—	—	—
Of which:	Patent rights	—	—	—	—
	Trade mark rights	—	—	—	—
Provision for impairment losses of construction in progress		—	—	—	—
Provision for diminution in designated loan		—	—	—	—
Total provisions		232,339	2,938	(6,508)	228,769

		The Company
Description		As at 31 December 2004 RMB’000	Increase for the period RMB’000	Write-off for the period RMB’000	As at 30 June 2005 RMB’000
Total provision for bad debts		23,965	—	—	23,965
Of which:	Trade debtors	19,610	—	—	19,610
	Other debtors	4,355	—	—	4,355
Total provision for diminution in short-term investment		—	—	—	—
Of which:	Stock investment	—	—	—	—
	Bond investment	—	—	—	—
Total provision for diminution in inventories		47,550	—	—	47,550
Of which:	Finished goods	—	—	—	—
	Spare parts and consumables	47,550	—	—	47,550
Total provision for impairment losses of long-term investments		—	—	—	—
Of which:	Long-term equity investments	—	—	—	—
	Long-term bond investments	—	—	—	—
Total provision for impairment losses of fixed assets		58,945	—	—	58,945
Of which:	Land and buildings		—	—	—
	Plant, machinery, equipment and others	58,945	—	—	58,945
Total provision for impairment losses of intangible assets		—	—	—	—
Of which:	Patent rights	—	—	—	—
	Trade mark rights	—	—	—	—
Provision for impairment losses of construction in progress		—	—	—	—
Provision for diminution in designated loan		—	—	—	—
Total provisions		130,460	—	—	130,460

6.	Changes in shareholders’ equity

Item	Six-months Period ended 30 June 2005 RMB’000	Twelve-months Period ended 31 December 2005 RMB’000
Share capital
At the beginning of the period	7,200,000	7,200,000
Increase during the period	—	—
Decrease during the period	—	—
At the end of the period	7,200,000	7,200,000

Capital reserve
At the beginning of the period	2,856,278	2,856,278
Increase during the period	—	—
Decrease during the period	—	—
At the end of the period	2,856,278	2,856,278

Surplus reserve
At the beginning of the period	2,820,394	2,423,267
Increase during the period	—	397,127
Statutory Surplus reserve	—	397,127
Decrease during the period	—	—
At the end of the period	2,820,394	2,820,394
Of which: Statutory Surplus reserve	1,457,791	1,457,791

Statutory public welfare fund
At the beginning of the period	1,375,702	978,575
Increase during the period	—	397,127
Of which: retain from net profits	—	397,127
Decrease during the period	—	—
At the end of the period	1,375,702	1,375,702

Undistributed profits
At the beginning of the period	4,649,907	2,048,896
Increase during the period	1,650,520	3,971,265
Decrease during the period	1,440,000	1,370,254
At the end of the period	4,860,427	4,649,970

Independent Review Report to the Board of Directors of Sinopec Shanghai Petrochemical Company Limited For the six-month period ended 30 June 2005

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 28 to 42.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six-month period ended 30 June 2005.

KPMG

Certified Public Accountants

Hong Kong, China, 25 August 2005

A. Interim Financial Report prepared under International Accounting Standard 34 “Interim Financial Reporting” (see note 1)

Consolidated Income Statement (unaudited)

		Six-month periods ended 30 June
	Note	2005 RMB’000	2004 RMB’000
Turnover	3	21,886,472	17,778,137
Sales taxes and surcharges		(378,135)	(350,253)

Net sales		21,508,337	17,427,884
Cost of sales		(18,949,942)	(15,097,255)

Gross profit		2,558,395	2,330,629

Selling and administrative expenses		(196,886)	(228,604)
Other operating income		137,365	100,814
Other operating expenses
Employee reduction expenses		(90,792)	(86,713)
Others		(43,164)	(107,471)

Profit from operations		2,364,918	2,008,655

Share of losses of associates		(93,723)	(17,392)
Net financing costs		(113,407)	(171,495)

Profit before tax	3,4	2,157,788	1,819,768

Taxation	5	(359,960)	(258,124)

Profit after tax		1,797,828	1,561,644

Attributable to:
Equity holders of the parent		1,763,442	1,520,725
Minority interests		34,386	40,919

Profit after tax		1,797,828	1,561,644

Basic earnings per share	6	RMB 0.245	RMB 0.211

The notes on pages 31 to 42 form part of this unaudited interim financial report.

Consolidated Balance Sheet (unaudited)

	Note	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
			(audited)
Non-current assets
Property, plant and equipment	8	15,046,017	15,206,325
Investment property	9	520,990	511,307
Construction in progress		770,393	807,477
Interests in associates		1,966,346	1,906,917
Investments		619,613	630,377
Lease prepayments		516,630	526,956
Goodwill		22,415	22,415
Deferred tax assets		46,687	48,917

Total non-current assets		19,509,091	19,660,691

Current assets
Inventories		4,442,741	3,727,749
Trade debtors	10	341,403	395,353
Bills receivable	10	1,719,230	1,675,412
Deposits, other debtors and prepayments		409,215	535,222
Amounts due from parent company and fellow subsidiaries	10	516,090	585,419
Income tax recoverable		2,016	2,255
Deposits with financial institutions		—	4,000
Cash and cash equivalents		1,400,257	1,690,500

Total current assets		8,830,952	8,615,910

Current liabilities
Bank loans		5,024,741	4,870,305
Loans from a fellow subsidiary		130,000	130,000
Trade creditors	11	868,067	797,753
Bills payable	11	33,382	259,746
Other creditors		2,089,848	663,635
Amounts due to parent company and fellow subsidiaries	11	391,259	639,445
Income tax payable		49,575	73,930

Total current liabilities		8,586,872	7,434,814

Net current assets		244,080	1,181,096

Total assets less current liabilities		19,753,171	20,841,787

Non-current liabilities
Deferred income		28,792	37,100
Bank loans		621,941	2,014,614

Total non-current liabilities		650,733	2,051,714

Net assets		19,102,438	18,790,073

Shareholders’ equity
Share capital		7,200,000	7,200,000
Reserves		11,542,980	11,216,989

Total equity attributable to equity holders of the parent		18,742,980	18,416,989

Minority interests		359,458	373,084

Total equity		19,102,438	18,790,073

Approved and authorised for issue by the Board of Directors on 25 August 2005.

Du Chongjun	Han Zhihao

Vice Chairman and Vice President	Director and Chief Financial Officer

The notes on pages 31 to 42 form part of this unaudited interim financial report.

Condensed Consolidated Cash Flow Statement (unaudited)

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Cash flows provided from operating activities	1,628,071	1,510,506
Net cash used in investing activities	(631,976)	(952,824)
Net cash used in financing activities	(1,286,249)	(832,193)

Net decrease in cash and cash equivalents	(290,154)	(274,511)
Cash and cash equivalents at the beginning of the period	1,690,500	1,840,351
Effect of exchange rate fluctuations on cash held	(89)	—

Cash and cash equivalents at the end of the period	1,400,257	1,565,840

Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

	Note	Share capital RMB’000	Share premium RMB’000	Reserves (Note 12) RMB’000	Retained earnings RMB’000	Minority interests Note 2(b) RMB’000	Total RMB’000
As at 1 January 2004		7,200,000	2,420,841	3,257,418	2,143,627	341,240	15,363,126
Profit attributable to shareholders		—	—	—	1,520,725	40,919	1,561,644
Dividend approved in respect of previous year	7	—	—	—	(576,000)	—	(576,000)
Dividends paid to minority shareholders		—	—	—	—	(19,993)	(19,993)

As at 30 June 2004		7,200,000	2,420,841	3,257,418	3,088,352	362,166	16,328,777

As at 1 January 2005		7,200,000	2,420,841	4,051,672	4,744,476	373,084	18,790,073
Derecognition of negative goodwill	2(a)	—	—	—	2,549	—	2,549

As at 1 January 2005 (adjusted)		7,200,000	2,420,841	4,051,672	4,747,025	373,084	18,792,622
Profit attributable to shareholders		—	—	—	1,763,442	34,386	1,797,828
Dividend approved in respect of previous year	7	—	—	—	(1,440,000)	—	(1,440,000)
Dividends paid to minority shareholders		—	—	—	—	(48,012)	(48,012)

As at 30 June 2005		7,200,000	2,420,841	4,051,672	5,070,467	359,458	19,102,438

The notes on pages 31 to 42 form part of this unaudited interim financial report.

Notes to the Unaudited Interim Financial Report

1.	Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp”).

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Institute of Certified Public Accountants. KPMG’s independent review report to the Board of Directors is included on page 27.

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standards 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board (“IASB”).

The financial information relating to the financial year ended 31 December 2004 included in the interim financial report do not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2004 are available from the Company’s registered office. The Company’s independent auditors have expressed an unqualified opinion on those financial statements in their report dated 23 March 2005.

Other than those set out in Note 2 below, the accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2004 annual financial statements. The 2004 annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the IASB. IFRS includes International Accounting Standards (“IAS”) and related interpretations.

Notes to the Unaudited Interim Financial Report (continued)

2.	Changes in accounting policies

The IASB has issued a number of new and revised IFRS that are effective for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2005, on the basis of IFRS currently in issue.

The IFRS that will be effective in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim report. Therefore, the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1 January 2005 which have been reflected in this interim financial report.

(a)	Amortisation of positive and negative goodwill (IFRS 3, Business combinations and IAS 36, Impairment of assets)

In prior periods:

•	positive goodwill was amortised on a straight line basis over its useful life and was subject to impairment testing when there were indications of impairment; and

•	negative goodwill was amortised over the useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred.

With effect from the beginning of the first annual period beginning after 31 March 2004, i.e. 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indication of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from the beginning of the first annual period beginning after 31 March 2004, i.e. 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the six months ended 30 June 2005. As a result, this has increased the group’s profit after tax for the six months ended 30 June 2005 by RMB 6,724,000.

Also in accordance with the transitional arrangements under IFRS 3, previous recognised negative goodwill shall be derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings. As a result, the retained earnings increased by RMB 2,549,000 as at 1 January 2005. This has decreased the group’s profit after tax for the six months ended 30 June 2005 by RMB 425,000.

Notes to the Unaudited Interim Financial Report (continued)

2.	Changes in accounting policies (continued)

(b)	Minority interests (IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between minority interests and the equity holders of the parent.

The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative period has been restated accordingly.

(c)	Related party disclosures (IAS 24 “Related party disclosures”)

The Group is a state-controlled enterprise and operates in an economic regime currently predominated by state-controlled enterprises. Apart from transactions with parent company and its fellow subsidiaries, the Group conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and agencies (collectively “state-controlled entities”) in the ordinary course of business. In prior years, transactions with state-controlled entities other than Sinopec Corp and its fellow subsidiaries were not required to be disclosed as related party transactions.

With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation, contributions to post-retirement benefit plans and transactions with state-controlled entities in the PRC. The disclosure of such related party transactions in Note 13 for the comparative period has been made accordingly.

3.	Segment reporting

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
Turnover	2005 RMB’000	2004 RMB’000
Manufactured products
Synthetic fibres
External sales	2,449,372	2,417,891
Intersegment sales	43	34

Total	2,449,415	2,417,925

Resins and plastics
External sales	6,930,737	5,442,159
Intersegment sales	27,797	15,047

Total	6,958,534	5,457,206

Intermediate petrochemicals
External sales	3,483,154	2,290,996
Intersegment sales	6,408,146	5,065,567

Total	9,891,300	7,356,563

Petroleum products
External sales	8,351,262	6,201,821
Intersegment sales	532,169	447,452

Total	8,883,431	6,649,273

All others
External sales	671,947	1,425,270
Intersegment sales	1,808,478	1,851,705

Total	2,480,425	3,276,975

Eliminations of intersegment sales	(8,776,633)	(7,379,805)

Consolidated turnover	21,886,472	17,778,137

External sales include sales to other Sinopec Corp group companies.

3.	Segment reporting (continued)

	Six-month periods ended 30 June
Profit before tax	2005 RMB’000	2004 RMB’000
Profit / (loss) from operations
Synthetic fibres	282,430	118,297
Resins and plastics	1,319,350	768,399
Intermediate petrochemicals	863,539	495,644
Petroleum products	(175,287)	531,715
All others	74,886	94,600

Consolidated profit from operations	2,364,918	2,008,655

Share of losses of associates	(93,723)	(17,392)

Net financing costs	(113,407)	(171,495)

Consolidated profit before tax	2,157,788	1,819,768

4.	Profit before tax

Profit before tax is arrived at after charging / (crediting):

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Interest on bank loans and advances	146,728	185,842
Less: Amount capitalised as construction in progress	(15,933)	—

Interest expenses, net	130,795	185,842

Cost of inventories	18,949,942	15,097,255
Depreciation	856,665	935,073
Amortisation of lease prepayment	10,326	10,609
Net loss on disposal of property, plant and equipment	1,811	41,139
Impairment loss of property, plant and equipment	—	34,345
Amortisation of goodwill	—	6,724
Amortisation of deferred income	(5,759)	(6,184)

5.	Taxation

Taxation in the consolidated income statement represents:

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Provision for PRC income tax for the period	357,730	284,909
Deferred taxation	2,230	(16,523)
Tax refund	—	(10,262)

	359,960	258,124

Pursuant to the document “Cai Shui Zi (1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company was entitled to an income tax refund of RMB 10,262,000 during the period ended 30 June 2004 relating to the purchase of equipment produced in the PRC for technological improvements. The Company was not entitled to income tax refund during the period ended 30 June 2005.

The charge for PRC income tax is calculated at the rate of 15% (2004: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2005. It is possible that the Company’s tax rate will increase in the future.

6.	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders for the period of RMB 1,763,442,000 (period ended 30 June 2004: RMB 1,520,725,000) and 7,200,000,000 (period ended 30 June 2004: 7,200,000,000) shares in issue during the period.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

7.	Dividend

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Final dividend in respect of the previous financial year, approved during the period, of RMB 0.20 per share(2004: RMB 0.08 per share)	1,440,000	576,000

Pursuant to a resolution passed at the Annual General Meeting held on 28 June 2005, a final dividend of RMB 1,440,000,000 (2004: RMB 576,000,000) was declared and approved for the year ended 31 December 2004. The Directors do not recommend the payment of an interim dividend for the period (2004: RMB Nil).

8.	Property, plant and equipment

	2005 RMB’000	2004 RMB’000
		(audited)
Cost or valuation:
At 1 January	31,188,112	30,521,398
Additions	85,356	207,484
Transfer from construction in progress	643,957	961,047
Disposals	(80,585)	(501,817)

At 30 June / 31 December	31,836,840	31,188,112

Accumulated depreciation and impairment losses:
At 1 January	15,981,787	14,501,294
Charge for the period / year	850,226	1,793,084
Impairment loss	—	34,345
Written back on disposals	(41,190)	(346,936)

At 30 June / 31 December	16,790,823	15,981,787

Net book value:
Balance at 30 June / 31 December	15,046,017	15,206,325

9.	Investment Property

	2005 RMB’000	2004 RMB’000
		(audited)
Cost:
At 1 January	512,343	—
Additions	16,122	—
Transfer from construction in progress	—	512,343

At 30 June / 31 December	528,465	512,343

Accumulated depreciation:
At 1 January	1,036	—
Charge for the period / year	6,439	1,036

At 30 June / 31 December	7,475	1,036

Net book value:
At 30 June / 31 December	520,990	511,307

9.	Investment Property (continued)

Investment property represents certain floors of an office building rented out under the terms of operating leases.

The fair values of the investment property of the Group as at 30 June 2005 are estimated by the directors to be approximately RMB601,825,000 by reference to market conditions. The investment property has not been valued by an external independent valuer.

Rental income of RMB6,021,000 is received during the period ended 30 June 2005.

10.	Trade accounts receivable

	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)
Trade debtors	387,977	440,632
Less: Allowance for doubtful debts	(46,574)	(45,282)

	341,403	395,353

Bills receivable	1,719,230	1,675,412
Amounts due from parent company and fellow subsidiaries - trade	516,090	585,419

	2,576,723	2,656,184

The ageing analysis of trade accounts receivable (net of allowance for doubtful debts) is as follows:
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)
Invoice date:
Within one year	2,569,893	2,639,266
Between one and two years	6,830	16,918
Over two years	—	—

	2,576,723	2,656,184

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

11.	Trade accounts payable

	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)
Trade creditors	868,067	797,753
Bills payable	33,382	259,746
Amounts due to parent company and fellow subsidiaries - trade	391,259	639,445
	1,292,708	1,696,944

The maturity analysis of trade accounts payable is as follows:

	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)
Due within 1 month or on demand	1,287,667	1,420,092
Due after 1 month and within 3 months	5,041	276,852
	1,292,708	1,696,944

12.	Reserve movement

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the period (period ended 30 June 2004: RMB Nil).

13.	Related party transactions

(a)	Most of the transactions undertaken by the Group during the period ended 30 June 2005 have been effected with such counterparties and on such terms as determined by Sinopec Corp, the immediate parent company, and other relevant PRC authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the six-month periods ended 30 June 2005, the value of crude oil purchased in accordance with Sinopec Corp’s allocation was as follows:

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Purchases of crude oil	12,424,946	8,871,835

13.	Related party transactions (continued)

(b)	Other transactions between the Group and other related parties during the six-month periods ended 30 June 2005 were as follows:

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Sales of products and service fee income	9,075,959	7,302,057
Purchases other than crude oil	677,597	426,961
Insurance premiums paid	45,347	46,131
Net withdrawal of deposits placed with related parties	56,510	29,980
Interest received and receivable	277	1,231
New loans obtained from related parties	50,000	25,000
Loans repaid to related parties	50,000	50,000
Interest paid and payable	3,315	3,330
Transportation fees	186,133	2,366
Construction and installation fees	93,983	68,580
Net withdrawal of guarantees	(23,300)	(22,222)

(c)	Deposits with related parties

	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)
Deposits,with maturity within 3 months	195,928	252,438

(d)	Loans with related parties

	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)
Short-term loans	130,000	130,000

13.	Related party transactions (continued)

(e)	Key management personnel compensation and post-employment benefit plans

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Short-term employee benefits	1,384	1,373
Post-employment benefits	16	13

	1,400	1,386

The Directors of the Group are of the opinion that the above related party transactions were conducted on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Group than terms available to or from independent third parties, and in the ordinary course of business. This has been confirmed by the non-executive Directors.

Although certain business activities of the Group are with PRC government authorities and affiliates and other state-controlled enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in the above.

14.	Commitments

(a)	Capital commitments

The Group had capital commitments outstanding as at 30 June 2005 and 31 December 2004 not provided for in the financial statements as follows:

	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)
Property, plant and equipment
Contracted but not provided for	171,910	322,797
Authorised by the Board but not contracted for	1,665,288	1,824,985

	1,837,198	2,147,782

Investment
Contracted but not provided for	146,909	295,886

	1,984,107	2,443,668

(b)	Management fee commitments

At 30 June 2005, the Group had outstanding contracted obligation for management fee of approximately RMB3,793,070 (At 31 December 2004: RMB7,609,000).

15.	Contingent liabilities

Contingent liabilities of the Group are as follows:

	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)
Guarantees issued to banks in favour of:
- associates	40,000	40,000
- other unlisted investment companies	38,586	61,886

	78,586	101,886

Guarantees issued to banks in favour of associates and other unlisted investment companies are given to the extent of the Company’s respective interest in these entities. The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. At 30 June 2005, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company’s obligation under the guarantees arrangement.

16.	Subsequent event

On 21 July 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. Particularly, the exchange rate of US dollar against Renminbi was adjusted upward to 8.11 yuan per US dollar with effect from the time of 19:00 hour on 21 July 2005.

At 30 June 2005, the Group has the following significant cash and cash equivalents and bank loans, which are denominated in foreign currencies.

At 30 June 2005 Original currency ‘000
Cash at bank
- Hong Kong dollars	108,966
- United States dollars	7,359

Bank loans
- United States dollars	295,543

B. Interim Financial Statements prepared under PRC Accounting Rules and Regulations

Balance Sheets (unaudited)

		The Group		The Company
	Note	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
			(audited)		(audited)
Assets

Current assets
Cash at bank and in hand	3	1,400,257	1,694,500	1,017,542	1,163,399
Bills receivable	4	1,747,986	1,708,792	1,616,395	1,556,250
Trade debtors	5	719,945	602,597	525,459	449,810
Other debtors	6	373,931	619,281	381,715	729,750
Advance payments	7	144,075	260,736	138,455	186,284
Inventories	8	4,442,741	3,727,749	3,877,385	3,216,615

Total current assets		8,828,935	8,613,655	7,556,951	7,302,108

Long-term investments
Long-term equity investments	9	2,583,836	2,615,350	4,275,010	4,104,456

Fixed assets
Fixed assets at cost	10	33,545,258	32,904,209	29,631,472	28,983,520
Less: Accumulated depreciation	10	17,002,829	16,164,713	15,101,614	14,348,615

		16,542,429	16,739,496	14,529,858	14,634,905
Less: Provision for impairment loss on fixed assets	10	58,945	58,945	58,945	58,945

Fixed assets net book value	10	16,483,484	16,680,551	14,470,913	14,575,960
Construction materials	11	25,268	20,226	25,268	20,226
Construction in progress	12	729,192	763,450	665,979	708,089

Total fixed assets		17,237,944	17,464,227	15,162,160	15,304,275

Intangible assets	13	15,691	22,415	15,691	22,415

Deferred tax assets	14(c)	41,442	41,442	40,154	40,154

Total assets		28,707,848	28,757,089	27,049,966	26,773,408

The notes on pages 49 to 88 form part of these unaudited financial statements.

Balance Sheets (unaudited)(continued)

		The Group		The Company
	Note	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
			(audited)		(audited)
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	15	3,156,841	3,742,727	2,521,602	3,034,556
Bills payable	16	40,482	274,000	9,791	94,888
Trade creditors	16	961,774	911,940	731,996	708,151
Receipts in advance	16	278,668	321,869	285,209	291,540
Wages payable		58,338	63,522	50,113	58,152
Staff welfare payable		74,455	77,798	35,378	35,909
Dividend payable	17	1,440,000	—	1,440,000	—
Taxes payable	14(b)	189,000	260,111	163,191	228,059
Other creditors		24,906	17,554	19,228	7,226
Other payables	16	344,735	484,061	318,636	421,971
Accrued expenses	18	17,757	21,399	17,757	16,839
Current portion of long-term loans	19	1,997,900	1,257,578	1,870,000	1,114,899

Total current liabilities		8,584,856	7,432,559	7,462,901	6,012,190

Long-term liabilities
Long-term loans	19	621,941	2,014,614	474,264	1,858,937
Other long-term liabilities	20	28,792	34,551	—	—

Total long-term liabilities		650,733	2,049,165	474,264	1,858,937

Total liabilities		9,235,589	9,481,724	7,937,165	7,871,127

Minority interests		359,458	373,084	—	—

Shareholders’ equity
Share capital	21	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	22	2,856,278	2,856,278	2,856,278	2,856,278
Surplus reserves	23	4,196,096	4,196,096	4,196,096	4,196,096
of which:
Statutory public welfare fund		1,375,702	1,375,702	1,375,702	1,375,702
Undistributed profits		4,860,427	4,649,907	4,860,427	4,649,907

Total shareholders’ equity		19,112,801	18,902,281	19,112,801	18,902,281

Total liabilities and shareholders’ equity		28,707,848	28,757,089	27,049,966	26,773,408

The notes on pages 49 to 88 form part of these unaudited financial statements.

Income Statements and Profit Appropriation Statements (unaudited)

		Six-month periods ended 30 June
		The Group		The Company
	Note	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Income from principal operations	24	21,886,472	17,778,137	20,450,652	15,705,915
Less: Cost of sales	24	18,362,576	14,579,417	17,219,018	12,838,239
Sales taxes and surcharges	25	378,135	350,253	375,105	344,907

Profit from principal operations		3,145,761	2,848,467	2,856,529	2,522,769
Add: Profit from other operations		68,785	75,991	46,153	33,321
Less: Selling expenses		196,886	228,604	148,001	173,472
Administrative expenses		585,138	537,305	485,429	432,845
Financial expenses	26	129,340	171,495	112,187	144,218

Profit from operations		2,303,182	1,987,054	2,157,065	1,805,555
Add: Investment (losses) / income	27	(116,089)	15,653	(100,505)	137,663
Non-operating income		10,766	15,092	2,734	3,699
Less: Non-operating expenses	28	155,223	187,460	95,212	184,748

Total profit		2,042,636	1,830,339	1,964,082	1,762,169
Less: Income tax	14(a)	357,730	258,220	313,562	230,969
Minority interests		34,386	40,919	—	—

Net profit		1,650,520	1,531,200	1,650,520	1,531,200
Add: Undistributed profits at the beginning of the period		4,649,907	2,048,896	4,649,907	2,048,896

Distributable profits to shareholders		6,300,427	3,580,096	6,300,427	3,580,096
Less: Distributable dividends to ordinary shares	17	1,440,000	576,000	1,440,000	576,000

Undistributed profits at the end of the period		4,860,427	3,004,096	4,860,427	3,004,096

The notes on pages 49 to 88 form part of these unaudited financial statements.

Cash Flow Statements (unaudited)

		Six-month periods ended 30 June
		The Group		The Company
	Note	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		26,333,272	21,217,344	24,144,260	18,351,720
Refund of taxes and levies		2,358	51,095	—	10,262
Other cash received relating to operating activites		2,394	2,996	1,064	944

Sub-total of cash inflows		26,338,024	21,271,435	24,145,324	18,362,926
Cash paid for goods and services		(22,628,321)	(17,831,752)	(20,700,208)	(15,370,265)
Cash paid to and on behalf of employees		(611,650)	(776,398)	(480,159)	(531,462)
Income tax paid		(381,846)	(290,069)	(345,792)	(271,619)
Taxes paid other than income tax		(398,601)	(405,321)	(393,376)	(395,038)
Other cash paid relating to operating activites		(539,165)	(279,794)	(301,802)	(270,830)

Sub-total of cash outflows		(24,559,583)	(19,583,334)	(22,221,337)	(16,839,214)

Net cash flows from operating activities	(a)	1,778,441	1,688,101	1,923,987	1,523,712

Cash flows from investing activities:
Cash received from disposal of investments		25,576	1,457	—	—
Maturity of time deposits with financial institutions		4,000	122,452	—	52
Cash received from investment income		59,871	34,138	133,106	65,970
Cash received from disposal of fixed assets		98,574	12,347	74,031	7,526
Other cash received relating to investing activities		18,613	20,100	14,785	15,367

Sub-total of cash inflows		206,634	190,494	221,922	88,915
Cash paid for acquisition of fixed assets		(668,588)	(819,269)	(619,835)	(761,597)
Cash paid for purchase of investments		(170,022)	(300,492)	(404,165)	(287,705)
Increase in time deposits with financial institutions		—	(23,900)	—	—

Sub-total of cash outflows		(838,610)	(1,143,661)	(1,024,000)	(1,049,302)

Net cash flows from investing activities		(631,976)	(953,167)	(802,078)	(960,387)

The notes on pages 49 to 88 form part of these unaudited financial statements.

Cash Flow Statements (unaudited)(continued)

		Six-month periods ended 30 June
		The Group		The Company
	Note	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Cash flows from financing activities:
Proceeds from borrowings		3,089,286	3,469,978	2,520,980	2,894,645

Sub-total of cash inflows		3,089,286	3,469,978	2,520,980	2,894,645

Repayment of borrowings		(4,327,523)	(4,121,907)	(3,663,506)	(3,372,519)
Cash paid for dividends, profit distribution and interest		(198,382)	(357,516)	(125,175)	(307,579)

Sub-total of cash outflows		(4,525,905)	(4,479,423)	(3,788,681)	(3,680,098)

Net cash flows from financing activities		(1,436,619)	(1,009,445)	(1,267,701)	(785,453)

Effect of foreign exchange rate changes		(89)	—	(65)	—

Net decrease in cash and cash equivalents	(b)	(290,243)	(274,511)	(145,857)	(222,128)

The notes on pages 49 to 88 form part of these unaudited financial statements.

Notes to the Cash Flow Statements

(a)	Reconciliation of net profit to cash flows from operating activities

	Six-month periods ended 30 June
	The Group		The Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Net profit	1,650,520	1,531,200	1,650,520	1,531,200
Depreciation	879,306	958,425	767,561	842,791
Loss on disposal of fixed assets	1,810	41,139	1,230	42,677
Provision for impairment losses on fixed assets	—	34,345	—	34,345
Provision for bad debts	1,978	4,876	—	—
Provision for diminution in value of inventories	(4,518)	—	—	—
Financial expenses	128,115	165,682	111,308	139,826
Investment losses/(income)	116,089	(15,653)	100,505	(137,663)
Amortisation of intangible assets	6,724	6,724	6,724	6,724
Deferred tax assets	—	(16,427)	—	(15,020)
Increase in inventories	(710,474)	(197,148)	(660,770)	(173,592)
Decrease/(increase) in operating receivables	142,502	(766,577)	199,081	(727,129)
Decrease in operating payables	(467,997)	(99,404)	(252,172)	(20,447)
Minority interests	34,386	40,919	—	—

Net cash flows from operating activities	1,778,441	1,688,101	1,923,987	1,523,712

(b)	Net decrease in cash and cash equivalents

	Six-month periods ended 30 June
	The Group		The Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Cash at the end of the period	1,400,257	1,565,840	1,017,542	1,176,122
Less: Cash at the beginning of the period	1,690,500	1,840,351	1,163,399	1,398,250
Less: Cash equivalents at the beginning of the period	—	—	—	—

Net decrease in cash and cash equivalents	(290,243)	(274,511)	(145,857)	(222,128)

The notes on pages 49 to 88 form part of these unaudited financial statements.

Notes to the Interim Financial Statements

(Prepared under PRC Accounting Rules and Regulations)

1.	Background of the Company

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex (“SPC”), a State-owned enterprise. SPC was under the direct supervision of China Petrochemical Corporation (“CPC”).

CPC finished its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp”) was established. As a part of the reorganisation, CPC transferred its 4,000,000,000 of the Company’s stated owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp. Sinopec Corp became the largest shareholder of the Company.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 9(d) entitled “Long-term equity investments”.

2.	Significant accounting policies

The significant accounting policies adopted in the preparation of the financial statement are in conformity with the “Accounting Standards for Business Enterprises” and “Accounting Regulations for Business Enterprises” and other relevant regulations issued by the Ministry of Finance (“MOF”).

(a)	Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b)	Basis of consolidation

The Group prepared the consolidated financial statements according to “Accounting Regulations for Business Enterprises” and Cai Kuai Zi [1995] No.11 “Provisional regulations on consolidated financial statements” issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those entities held by the Company, directly or indirectly, over 50% of the equity interests (not including 50%), or less than 50% but the Company has the power to effectively control the entities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company holds, directly or indirectly, over 50% of the equity interests or the Company has effective control over the subsidiaries. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group’s consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

2.	Significant accounting policies (continued)

(b)	Basis of consolidation (continued)

Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

(c)	Basis of preparation and measurement basis

The Group’s financial statements are prepared on an accrual basis under the historical cost convention, unless otherwise stated.

(d)	Reporting currency and translation of foreign currencies

The Group’s financial statements are prepared in Renminbi. Foreign currencies transactions during the period are translated into Renminbi at exchange rates quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans using to finance the construction of fixed assets before they are ready for their intended use are capitalised (see note2(i)), are recognised as income or expenses in the income statement.

(e)	Cash equivalents

Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(f)	Provision for bad debt

Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. Allowances for other receivables are determined based on the nature and corresponding collectibility.

(g)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Difference between the cost and net realisable value of each category of inventories is recognised as provision for diminution in value of inventories. Cost of inventories includes the cost of purchase of raw materials, processing and other costs. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using weighted average method. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour and appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs and related taxes necessary to make the sale.

Spare parts and consumables are expensed when being consumed.

Inventories are recorded by perpetual method.

2.	Significant accounting policies (continued)

(h)	Long-term equity investments

The Group’s long-term equity investments in subsidiaries and associates are accounted for using the equity method. Equity method is to recognise the initial investment cost, subsequently adjusted in accordance with the share of shareholders’ equity in respective investee companies. Equity investments difference, which is the difference between investment cost and the share of shareholders’ funds of the investee companies is accounted for as follow.

•	Any excess of the initial investment cost over the share of shareholders’ equity of the investee is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The amortisation is recognised as investment loss in the income statement in the relevant period.

•	Any shortfall of the initial investment cost over the share of shareholders’ equity of the investee is recognised in “capital reserve-reserve for equity investment”. Such shortfall is amortised on a straight-line basis if the investment was acquired before the issuance of Cai Kuai [2003] No. 10 “Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)” on 7 April 2003.

An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management.

Long-term investments in entities in which the Group does not have control, joint control or does not exercise significant influence in their management are stated at cost. Investment income is recognised when an investee company declares cash dividend or distributes profit.

Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

Long-term equity investments are valued at the lower of the carrying amount and the recoverable amount. A provision for impairment losses is made when the recoverable amount is lower than the carrying amount (see note 2(k)).

2.	Significant accounting policies (continued)

(i)	Fixed assets and construction in progress

Fixed assets represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 2(k)). Construction in progress is stated in the balance sheet at cost or revalued amount less impairment losses(see note 2(k)). Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets are adjusted to the revalued amounts accordingly.

All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided in respect of construction in progress.

Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

	Useful life	Residual value	Depreciation rate
Land and buildings	15 to 40 years	3%-5%	2.4%-6.5%

Plant, machinery, equipment and others	5 to 26 years	3%-5%	3.7%-19.4%

(j)	Intangible assets

Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses (see note 2(k)). Amortisation is provided on a straight-line basis. Amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible assets. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

(k)	Impairment loss

The carrying amounts of assets (including long-term equity investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed regularly to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

2.	Significant accounting policies (continued)

(k)	Impairment loss (continued)

Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Group’s share of the shareholders’ funds of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversals of impairment losses are recognised in the income statement. Impairment losses are reversed to the extent of the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

(l)	Taxations

The principal taxes and the related rates are as follows:

(i)	Income tax

Income tax is the provision for income tax recognised in the income statement for the period using the tax-effect accounting method. It comprises current and deferred tax.

Current tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantially enacted at the balance sheet date.

Pursuant to the relevant PRC tax regulations, the income tax rate applicable to the Company is 15%. Other than those granted with tax concession as set out below, the subsidiaries are subject to income tax at a rate of 33% pursuant to the relevant PRC tax regulations.

The subsidiaries granted with tax concession are set out below:

Name of subsidiaries	Applicable tax rate	Reasons for granting concession
Shanghai Jindong Petrochemical lndustrial Company Limited	15%	Preferential tax rate at Pudong new district

Shanghai Golden-Phillips Petrochemical Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district

Shanghai Jinhua Industrial Company Limited	15%	Preferential tax rate at Pudong new district

Shanghai Golden Way Petrochemical Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district

Shanghai Jinchang Engineering Plastics Company Limited	27%	A Sino-foreign Joint-equity manufacturing enterprise in old urban district

SPC Marketing Development Corporation	15%	Preferential tax rate at Pudong new district

2.	Significant accounting policies (continued)

(l)	Taxations (continued)

Deferred tax

Deferred tax is provided under the liability method, for timing differences between the accounting profit before tax and the taxable income arising from the differences in the accounting and tax treatment of income and expenses or losses. When the tax rates change or new types of tax are levied, adjustments should be made to the amounts originally recognised for the timing differences. The enacted tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

Deferred tax assets arising from the tax value of losses, which are expected to be utilised against future taxable income, are set off against the deferred tax liabilities of the same taxpayer and within the same jurisdiction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(ii)	Value-added tax (“VAT”)

The VAT rate applicable to the Group is 17%.

(iii)	Consumption tax

Pursuant to the relevant PRC tax regulations, the Group’s sales of gasoline and diesel oil are subject to the consumption tax at a rate of RMB277.61 per tonne and RMB117.61 per tonne respectively.

(m)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(n)	Deferred income

Deferred income is amortised to the income statement on a straight-line basis over 10 years.

(o)	Revenue recognition

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the rendering of services is recognised upon performance of the services.

Interest income is recognised on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

2.	Significant accounting policies (continued)

(p)	Repairs and maintenance expenses

Repairs and maintenance expenses, including overhauling expense, are recognised as expenses in the period in which they are incurred.

(q)	Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(r)	Borrowing costs

Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period which brings the assets to their intended uses.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(s)	Retirement scheme costs

Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution retirement plan for the employees arranged by a governmental organisation. The Group makes contributions to the retirement scheme at the applicable rate(s) based on the employees’ salaries. The required contributions under the retirement plans are charged to the income statement. Further information is set out in Note 30.

(t)	Profit distribution

Profit distribution is made in accordance with the relevant rules and regulations set out in the Company Law of the PRC and the Articles of Association of the Company and its subsidiaries.

Dividends appropriated to shareholders are recognised in the profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders’ equity on the balance sheet.

(u)	Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

3.	Cash at bank and in hand

The Group’s and the Company’s cash at bank and in hand as at 30 June 2005 are analysed as follows:

		The Group			The Company
	30 June 2005 Exchange rate	Original currency ‘000	30 June 2005 RMB’000	31 December 2004 RMB’000	Original currency ‘000	30 June 2005 RMB’000	31 December 2004 RMB’000
				(audited)			(audited)
Cash in hand
Renminbi			202	327		84	174

Cash at bank
Renminbi			1,025,160	1,281,744		779,129	863,500
Hong Kong Dollars	1.0649	108,966	116,038	39,656	104,351	111,127	36,729
United States Dollars	8.2765	7,359	60,903	118,173	53	441	11,927
Swiss Francs	6.4582	129	835	944	129	835	944
Euro Yuan	9.961	116	1,156	1,181		—	—
Japanese Yen	0.075149	462	35	37		—	—

Cash at bank and in hand			1,204,329	1,442,062		891,616	913,274

Deposits at related party (note 29(f))
Renminbi			195,928	252,438		125,926	250,125

			1,400,257	1,694,500		1,017,542	1,163,399

Deposits at related party represent bank deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated at market rates.

4.	Bills receivable

	The Group		The Company
	30 June 2005 RMB’000	31 December 2004 RMB’000	30 June 2005 RMB’000	31 December 2004 RMB’000
		(audited)		(audited)
Bank bills	1,721,521	1,695,577	1,596,395	1,556,250
Commercial bills	26,465	13,215	20,000	—

Total	1,747,986	1,708,792	1,616,395	1,556,250

Bills receivable are due in six months. As at 30 June 2005, there are no significant bills receivable at discount or pledged.

Except for the balances disclosed in Note 29(e), there is no amount due from major shareholders who held 5% or more shareholding included in the balance of bills receivable.

5.	Trade debtors

	The Group
	At 30 June 2005				At 31 December 2004 (audited)
	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %
Within 1 year	729,789	95.21	16,674	2.28	587,441	90.67	1,762	0.30
Between 1 and 2 years	7,069	0.92	239	3.38	17,404	2.69	486	2.79
Between 2 and 3 years	8,785	1.15	8,785	100.00	9,142	1.41	9,142	100.00
Over 3 years	20,876	2.72	20,876	100.00	33,892	5.23	33,892	100.00

Total	766,519	100.00	46,574		647,879	100.00	45,282

Trade debtors,net	719,945				602,597

	The Company
	At 30 June 2005				At 31 December 2004 (audited)
	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %
Within 1 year	525,112	96.34	1,092	0.21	440,173	93.77	1,243	0.28
Between 1 and 2 years	1,590	0.29	151	9.50	11,031	2.35	151	1.37
Between 2 and 3 years	6,048	1.11	6,048	100.00	2,784	0.59	2,784	100.00
Over 3 years	12,319	2.26	12,319	100.00	15,432	3.29	15,432	100.00

Total	545,069	100.00	19,610		469,420	100.00	19,610

Trade debtors,net	525,459				449,810

5.	Trade debtors (continued)

Bad debt provision

	The Group		The Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	31 December 2004 RMB’000
		(audited)		(audited)
Balance at 1 January	45,282	39,811	19,610	33,091
Additions for the period / year	1,978	22,814	—	3,862
Provision written off	(686)	(17,343)	—	(17,343)
Balance at 30 June / 31 December	46,574	45,282	19,610	19,610

The aggregate amount and proportion of five largest trade debtors of the Group at the end of the period / year are shown below:

	At 30 June 2005		At 31 December 2004
Amount(RMB’000)		348,132		207,923
Percentage of total trade debtors		45.42%		32.09%

Except for balances disclosed in Note 29(e), there is no amount due from major shareholders who held 5% or more shareholding included in the balance of trade debtors.

During the period, the Group and the Company had no individually significant write off or write back of doubtful debts which had been fully or substantially provided for in prior years. As at 30 June 2005, the Group and the Company did not have individually significant other debtors that aged over three years.

6.	Other debtors

	The Group
	At 30 June 2005				At 31 December 2004 (audited)
	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %
Within 1 year	340,856	88.85	880	0.26	584,442	92.92	1,217	0.21
Between 1 and 2 years	11,535	3.01	336	2.91	9,090	1.44	223	2.45
Between 2 and 3 years	6,658	1.74	223	3.35	7,983	1.27	502	6.28
Over 3 years	24,574	6.40	8,253	33.58	27,458	4.37	7,750	28.22
Total	383,623	100.00	9,692	—	628,973	100.00	9,692	—

Other debtors,net	373,931				619,281

6.	Other debtors (continued)

	The Company
	At 30 June 2005				At 31 December 2004 (audited)
	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %	Amount RMB’000	Proportion %	Bad debt provision RMB’000	Provision proportion %
Within 1 year	365,822	94.76	747	0.20	710,330	96.76	956	0.13
Between 1 and 2 years	1,243	0.32	209	16.81	4,268	0.58	153	3.58
Between 2 and 3 years	186	0.05	153	82.26	283	0.04	6	2.12
Over 3 years	18,819	4.87	3,246	17.25	19,224	2.62	3,240	16.85

Total	386,070	100.00	4,355		734,105	100.00	4,355

Other debtors,net	381,715				729,750

Bad debt provision

	The Group		The Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)		(audited)
Balance at 1 January	9,692	6,676	4,355	4,355
Additions for the period / year	—	3,016	—	—
Provision written off	—	—	—	—

Balance at 30 June / 31 December	9,692	9,692	4,355	4,355

The aggregate amount and the proportion of five largest other debtors of the Group at the end of period / year are shown below:

	At 30 June 2005	At 31 December 2004
Amount(RMB’000)	153,673	106,142
Percentage of total other debtors	40.06%	16.88%

Except for balances disclosed in Note 29(e), there is no amount due from major shareholders who held 5% or more shareholding included in the balance of other debtors.

During the period, the Group and the Company had no individually significant write off or write back of doubtful debts which have been fully or substantially provided for in prior years. At 30 June 2005, the Group and the Company did not have individually significant other debtors that aged over three years.

7.	Advance payments

All advance payments are aged within one year.

Except for the balances disclosed in Note 29(e), there is no amount due from major shareholders who held 5% or more shareholding included in the balance of advance payments.

8.	Inventories

	The Group				The Company
	At 30 June 2005		At 31 December 2004		At 30 June 2005		At 31 December 2004
	Provision for diminution in		Provision for diminution in		Provision for diminution in		Provision for diminution in
	Amount RMB’000	value RMB’000	Amount RMB’000	value RMB’000	Amount RMB’000	value RMB’000	Amount RMB’000	value RMB’000
			(audited)	(audited)			(audited)	(audited)
Raw materials	1,202,940	—	1,163,508	—	967,605	—	934,855	—
Work in progress	1,776,177	—	1,340,643	—	1,697,972	—	1,268,444	—
Finished goods	940,620	—	761,861	3,780	752,019	—	606,423	—
Spare parts and consumables	575,156	52,152	518,407	52,890	507,339	47,550	454,443	47,550

Total	4,494,893	52,152	3,784,419	56,670	3,924,935	47,550	3,264,165	47,550

Inventories, net	4,442,741		3,727,749		3,877,385		3,216,615

Provision for diminution in value of inventories is analysed as follows:

	The Group				The Company
	2005		2004		2005		2004
	Finished goods RMB’000	Spare parts and consumables RMB’000	Finished goods RMB’000	Spare parts and consumables RMB’000	Finished goods RMB’000	Spare parts and consumables RMB’000	Finished goods RMB’000	Spare parts and consumables RMB’000
			(audited)	(audited)			(audited)	(audited)
At 1 January	3,780	52,890	3,897	64,614	—	47,550	1,415	62,385
Additions for the period/year	—	—	3,780	670	—	—	—	—
Written off	(3,780)	(738)	(3,897)	(12,394)	—	—	(1,415)	(14,835)

At 30 June / 31 December	—	52,152	3,780	52,890	—	47,550	—	47,550

All inventories were acquired through purchase or production.

	Six-month periods ended 30 June
	The Group		The Company
	2005 RMB ‘000	2004 RMB’000	2005 RMB ‘000	2004 RMB’000
Cost of inventories recognised as cost and expenses	18,362,576	14,579,417	17,219,018	12,838,239

9.	Long-term equity investments

	The Group
	lnterests in associates (Note(a)) RMB’000	Equity investment differences (Note(b)) RMB’000	lnterests in non-consolidated subsidiaries (Note(c)) RMB’000	Other unlisted investments (Note(e)) RMB’000	Total before provision RMB’000	Provision for impairment losses (Note(f)) RMB’000	Total RMB’000
Balance at 1 January 2005	2,258,863	(272,549)	274,623	416,163	2,677,100	(61,750)	2,615,350
Additions for the period	155,430	—	8,783	5,809	170,022	—	170,022
Share of profits less losses from investments accounted for under the equity method	(179,328)	—	—	—	(179,328)	—	(179,328)
Dividends received and receivable	(2,401)	—	—	—	(2,401)	—	(2,401)
Disposals for the period	—	—	—	(25,576)	(25,576)	—	(25,576)
Amortisation for the period	—	5,425	—	—	5,425	—	5,425
Change in provision	—	—	—	—	—	344	344

Balance at 30 June 2005	2,232,564	(267,124)	283,406	396,396	2,645,242	(61,406)	2,583,836

	The Company
	lnterests in associates (Note(a)) RMB’000	Equity investment differences (Note(b)) RMB’000	lnterests in consolidated subsidiaries (Note(d)) RMB’000	Other unlisted investments (Note(e)) RMB’000	Total RMB’000
Balance at 1 January 2005	2,121,384	(272,549)	2,090,849	164,772	4,104,456
Additions for the period	148,977	—	255,188	—	404,165
Share of profits less losses from investments accounted for under the equity method	(176,885)	—	55,735	—	(121,150)
Dividends received and receivable	(2,401)	—	(121,244)	—	(123,645)
Amortisation for the period	—	5,425	5,759	—	11,184

Balance at 30 June 2005	2,091,075	(267,124)	2,286,287	164,772	4,275,010

9.	Long-term equity investments (continued)

(a)	The particulars of the associates, which are limited companies established and operating in the PRC, which principally affected the results or assets of the Group at 30 June 2005 are as follows:

	Percentage of equity
Company	Registered capital ‘000		held by the Company %	held by subsidiaries %	Principal activities
Shanghai Jinsen Hydrocarbon Resins Company Limited	US$	23,395	—	40	Production of resins products

Shanghai Jinpu Plastics Packaging Material Company Limited	US$	20,204	—	50	Production of polypropylene film

Shanghai YaNan Electrical Appliances Company	RMB	5,420	—	44	Trading of electrical appliances

XinLian Special Sealings Company	RMB	5,000	—	33	Production of special sealing material

Shanghai Secco Petrochemical Company Limited	US$	901,441	20	—	Manufacturing and distribution of chemical products

Shanghai Chemical Industry Park Development Company Limited	RMB	2,372,439	38.26	—	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC.

9.	Long-term equity investments (continued)

(b)	Equity investment difference

lnvestments	Initial investment RMB’000	Amortisation period	1 January 2005 RMB’000	Amortisation during the period RMB’000	30 June 2005 RMB’000	Reason
Shanghai Chemical Industry Park Development Co., Ltd	(300,000)	30 years	(270,000)	5,000	(265,000)	Investment in associate

Shanghai Jindong Petrochemical Industrial Company Limited	(8,492)	10 years	(2,549)	425	(2,124)	Investment in subsidiary

Total	(308,492)		(272,549)	5,425	(267,124)

The “equity investment difference” is amortised on a straight-line basis over 10 and 30 years respectively. The remaining period of amortisation is 3 to 27 years.

(c)	Interests in non-consolidated subsidiaries represent the Company’s interest in these subsidiaries which do not principally affect the results or assets of the Group and, therefore, are not consolidated.

(d)	The particulars of subsidiaries, all of which are limited companies established and operating in the PRC which principally affected the results or assets of the Group, at 30 June 2005 are as follows:

			Percentage of equity
Company	Registered capital ‘000		held by the Company %	held by subsidiaries %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB	800,000	100	—	Investment management
SPC Marketing Development Corporation	RMB	25,000	100	—	Trading in petrochemical products
China Jinshan Associated Trading Corporation	RMB	25,000	80	—	Import and export of petrochemical products and equipment
Shanghai Jinhua Industrial Company Limited	RMB	25,500	—	81.46	Trading in petrochemical products
Shanghai Jindong Petrochemical Industrial Company Limited	RMB	20,000	—	60	Trading in petrochemical products
Shanghai Golden Way Petrochemical Company Limited	US$	3,460	—	75	Production of vinyl acetate products
Shanghai Jinchang Engineering Plastics Company Limited	US$	4,750	—	50.38	Production of polypropylene products
Shanghai Golden-Phillips Petrochemical Company Limited	US$	50,000	—	60	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB	250,000	75	—	Production of acrylic fibre products
Shanghai Petrochemical Enterprise Development Company Limited	RMB	455,000	100	—	Investment management
Shanghai Golden Conti Petrochemical Company Limited	RMB	295,776	—	100	Production of petrochemical products

None of these subsidiaries has issued any debt securities.

9.	Long-term equity investments (continued)

(e)	The Group’s other unlisted investments include non-controlling equity investments in various enterprises which are mainly engaged in manufacturing or trading activities related to the Group’s operations. The Group’s share of results attributable to these interests during the period ended 30 June 2005 is not material in relation to the profit of the Group for the said period and therefore is not equity accounted for.

(f)	Provision for impairment losses are analysed as follows:

	The Group
	2005 RMB’000	2004 RMB’000
		(audited)
Balance at 1 January	61,750	31,788

Provision for the period / year	960	36,276

Written off for the period / year	(1,304)	(1,000)

Written back for the period / year	—	(5,314)

Balance at 30 June / 31 December	61,406	61,750

The recoverable amount of certain individual long-term equity investments were considered lower than their carrying amount. As a result, the management of the Company has made provision for impairment losses of RMB 960,000 during the period.

(g)	Major investment changes

At 30 June 2005, details of principal equity investment changes of the Group are as follows:

Name of investee	Investment terms	Percentage of equity interest held by the Group	Balance at 1 January 2005 RMB’000	Addition for the period RMB’000	Share of profits/(losses) accounted for under the equity method	Amortisation of equity investment differences RMB’000	Dividends received RMB’000	Balance at 30 June 2005 RMB’000
Shanghai Chemical Industry Park Development Company Limited	30 years	38%	650,878	—	—	5,000	(2,401)	653,477

Shanghai Secco Petrochemical Company Limited	50 years	20%	1,200,505	148,977	(176,885)	—	—	1,172,597

Shanghai Jinpu Plastics Packaging Material Company Limited	30 years	50%	93,405	—	(3,689)	—	—	89,716

Shanghai Jinsen Hydrocarbon Reins Company Limited	40 years	40%	37,144	6,456	1,303	—	—	44,903

No provision for impairment losses was made for the long-term equity investments as set out above.

(h)	At 30 June 2005, the Company’s proportion of the total invesments to the net assets was 22.37% (31 December 2004: 21.71%).

At 30 June 2005, the Group’s proportion of the total invesments to the net assets was 13.84% (31 December 2004: 14.15%).

10.	Fixed assets

(a)	The Group

	Land and buildings RMB’000	Plant, machinery, equipment and others RMB’000	Total RMB’000
Cost or valuation:
At 1 January 2005	6,723,530	26,180,679	32,904,209
Additions	16,746	84,732	101,478
Transferred from construction in progress (Note 12)	35,961	584,195	620,156
Disposals	(17,773)	(62,812)	(80,585)

At 30 June 2005	6,758,464	26,786,794	33,545,258

Accumulated depreciation:
At 1 January 2005	2,987,597	13,177,116	16,164,713
Charge for the period	94,328	784,978	879,306
Written back on disposal	(5,294)	(35,896)	(41,190)

At 30 June 2005	3,076,631	13,926,198	17,002,829

Provision for impairment losses:
At 1 January 2005	—	58,945	58,945
Charge for the period	—	—	—

At 30 June 2005	—	58,945	58,945

Net book value:
At 30 June 2005	3,681,833	12,801,651	16,483,484

At 31 December 2004 (audited)	3,735,933	12,944,618	16,680,551

10.	Fixed assets (continued)

(b) The Company

	Land and buildings RMB’000	Plant, machinery, equipment and others RMB’000	Total RMB’000
Cost or valuation:
At 1 January 2005	5,541,168	23,442,352	28,983,520
Additions	5,746	62,118	67,864
Transferred from construction in progress (Note 12)	34,197	574,725	608,922
Disposals	(1,000)	(27,834)	(28,834)

At 30 June 2005	5,580,111	24,051,361	29,631,472

Accumulated depreciation:
At 1 January 2005	2,621,322	11,727,293	14,348,615
Charge for the period	77,190	690,371	767,561
Written back on disposal	(469)	(14,093)	(14,562)

At 30 June 2005	2,698,043	12,403,571	15,101,614

Provision for impairment losses:
At 1 January 2005	—	58,945	58,945
Charge for the period	—	—	—

At 30 June 2005	—	58,945	58,945

Net book value:
As at 30 June 2005	2,882,068	11,588,845	14,470,913

As at 31 December 2004 (audited)	2,919,846	11,656,114	14,575,960

All of the Group’s buildings are located in the PRC (including Hong Kong).

10.	Fixed assets (continued)

(c)	At 30 June 2005, the cost of the Group’s fully depreciated fixed assets was RMB6,388,642,216 (31 December 2004: RMB6,133,235,399).

(d)	At 30 June 2005, no fixed assets were pledged by the Group (31 December 2004: Nil ).

11.	Construction materials

	The Group		The Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)		(audited)
Equipment and accessories	25,268	20,226	25,268	20,226

12.	Construction in progress

	The Group		The Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
		(audited)		(audited)
Balance at 1 January	763,450	374,780	708,089	351,480
Additions	585,898	1,885,181	566,812	1,786,574
of which:
Capitalised interest costs	—	—	—	—

	1,349,348	2,259,961	1,274,901	2,138,054
Transferred to fixed assets(Note 10)	(620,156)	(1,496,511)	(608,922)	(1,429,965)

Balance at 30 June / 31 December	729,192	763,450	665,979	708,089

12.	Construction in progress (continued)

At 30 June 2005, major projects of the Group are as follows:

Project	Budgeted amount RMB’000	At 1 January 2005 RMB’000	Addition RMB’000	At 30 June 2005 RMB’000	Stage of completion
380,000 tonne/annum glycol project	1,249,000	63	112,738	112,801	9%
North-south pipeline project	200,000	50,608	13,111	63,719	32%

Pipeline to Secco project	100,000	97	88,603	88,700	89%

All the above projects were made out of funds other than proceeds from subscription.

13.	Intangible assets

	The Group and the Company
	2005 RMB’000	2004 RMB’000
		(audited)
Cost:
At 30 June / 31 December	134,482	134,482

Accumulated amortisation:
At 1 January	112,067	98,619
Amortisation for the period / year	6,724	13,448

At 30 June / 31 December	118,791	112,067

Net book value:
At 30 June / 31 December	15,691	22,415

On 16 August 1996, the Company acquired the equity interest in Shanghai Jinyang Acrylic Fibre Plant (“Jinyang”) for consideration of RMB 38,800,000 satisfied in cash. Equity investment difference of RMB 134,482,000 on acquisition has been recognised in the financial statements. Such equity investment difference is amortised over 10 years which was the remaining economic useful life of the related plants of the subsidiary.

In 2002, Jinyang was deregistered and all its operations, assets and liabilities were transferred to the Company of carrying value. Accordingly, Jinyang has changed from a wholly owned subsidiary to a division of the Company. Since there was no investment in subsidiary after the deregistration of Jinyang, the unamortised amount of the equity investment difference at 31 December 2002 was transferred to intangible assets and amortised over its remaining useful life.

14.	Taxation

(a) Taxation in the income statement represents:

	Six-month periods ended 30 June
	The Group		The Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Provision for PRC income tax for the period	357,730	284,909	313,562	256,251
Deferred taxation	—	(16,427)	—	(15,020)

	357,730	268,482	313,562	241,231
Tax refund	—	(10,262)	—	(10,262)

	357,730	258,220	313,562	230,969

The charge for PRC income tax is calculated at the rate of 15% (2004: 15%) on the estimated assessable profit of the period determined in accordance with relevant income tax rules and regulations. The Group did not carry out business in overseas and Hong Kong and therefore no provision has been made for overseas and Hong Kong income tax.

The Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2005. It is possible that the Company’s tax rate will increase in the future. However, the Company continues to use the 15% tax rate in 2005.

Pursuant to the document “Cai Shui Zi(1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company received an income tax refund of RMB 10,262,000 during the period ended 30 June 2004 relating to the purchase of equipment produced in the PRC for technological improvements. During the period ended 30 June 2005, the Company did not receive an income tax refund relating to the purchase of equipment produced in the PRC for technological improvements.

14.	Taxation (continued)

(b) Taxes payable in the balance sheets represents:

	The Group		The Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)		(audited)
Income tax	47,559	71,675	18,046	50,276
VAT	94,571	121,101	100,254	114,622
Consumption tax	30,532	40,048	30,532	40,048
Business tax	1,278	3,346	334	1,173
Other taxes	15,060	23,941	14,025	21,940

	189,000	260,111	163,191	228,059

(c) Deferred taxation

	The Group
	2005 RMB’000	2004 RMB’000
		(audited)
At 1 January	41,442	24,853
Deferred taxation arising from provision for inventories and bad debts	—	11,437
Provision for impairment losses and disposal losses of fixed assets	—	5,152

At 30 June / 31 December	41,442	41,442

	The Company
	2005 RMB’000	2004 RMB’000
		(audited)
At 1 January	40,154	24,853
Deferred taxation arising from provision for inventories and bad debts	—	10,149
Provision for impairment losses and disposal losses of fixed assets	—	5,152

At 30 June / 31 December	40,154	40,154

There is no significant deferred tax liability not provided for in the financial statements.

15.	Short-term loans

The Group’s and Company’s short-term loans include:

	The Group		The Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)		(audited)
Short-term bank loans	3,026,841	3,612,727	2,521,602	3,034,556
Short-term loans with related party(Note 29(g))	130,000	130,000	—	—

	3,156,841	3,742,727	2,521,602	3,034,556

At 30 June 2005, there were no secured loans (31 December 2004: Nil).

All short-term loans are unsecuned loans without guarantee and payable in full when due. The weighted average interest rate of short-term loans of the Group at 30 June 2005 was 4.31% (31 December 2004: 3.42%)

As at 30 June 2005 and 31 December 2004, the Group and the Company had no significant overdue short-term loan.

Except for the balances disclosed in note 29(g), there is no amount due from major shareholders who held 5% or more shareholding included in the above balance.

16.	Trade creditors, bills payable, receipts in advance and other payables

There are no material trade creditors and other payables aged over 3 years.

There is no material receipts in advance aged over 1 year.

Bills payable are mainly bank bills issued for the purchase of material, merchandises and products, generally due in 3 to 6 months.

Except for the balances disclosed in Note 29 (e), there is no amount due to shareholders who held 5% or more shareholding included in the balance of trade creditors, bills payable, receipts in advance and other payables.

16.	Trade creditors, bills payable, receipts in advance and other payables (continued)

Ageing analysis of trade creditors is as follows:

	The Group
	At 30 June 2005		At 31 December 2004
	Amount RMB’000	Proportion %	Amount RMB’000	Proportion %
			(audited)
Within 3 months	851,161	88.50	832,874	91.33
Between 3 and 6 months	62,846	6.53	52,682	5.78
Over 6 months	47,767	4.97	26,384	2.89

	961,774	100.00	911,940	100.00

	The Company
	At 30 June 2005		At 31 December 2004
	Amount RMB’000	Proportion %	Amount RMB’000	Proportion %
			(audited)
Within 3 months	696,638	95.17	697,520	98.50
Between 3 and 6 months	5,106	0.70	908	0.13
Over 6 months	30,252	4.13	9,723	1.37

	731,996	100.00	708,151	100.00

17.	Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 June 2005, a dividend of RMB 0.20 per share totalling RMB 1,440,000,000 (2003: RMB 0.08 per share totalling RMB 576,000,000) in respect of the year ended 31 December 2004 was approved. During the period ended 30 June 2005, no dividend was paid to shareholders.

18.	Accured expenses

At 30 June 2005, the Group’s and the Company’s accrued expenses primarily represented accrued interest expenses and other production expenses.

19.	Long-term loans and current portion of long-term loans

	The Group		The Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)		(audited)
Between 1 and 2 years	450,447	1,430,178	408,668	1,404,899
Between 2 and 3 years	75,876	456,580	50,596	431,300
Between 3 and 5 years	80,618	62,297	—	7,738
After 5 years	15,000	65,559	15,000	15,000

	621,941	2,014,614	474,264	1,858,937
Current portion of long-term loans	1,997,900	1,257,578	1,870,000	1,114,899

	2,619,841	3,272,192	2,344,264	2,973,836

Long-term loans are analysed as follows:

					The Group		The Company
Repayment terms and last payment date	Interest type	Interest rate at 30 June 2005	Original currency ‘000	Exchange rate at 30 June 2005	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
						(audited)		(audited)
Arranged by Central Treasury of the Company:
U.S. Dollar denominated:
Due in 2007	Floating	2.24%	50,000	82765	408,667	416,402	408,667	416,402
Payable semi-annually through 2008 (Note(a))	Fixed	1.80%	5,371	82765	50,597	52,434	50,597	52,434
Renminbi denominated:
Due in 2005	Fixed	5.05–5.30%			550,000	1,100,000	550,000	1,100,000
Due in 2006	Fixed	4.94%–5.30%			1,220,000	1,220,000	1,220,000	1,220,000
Due in 2006	Fixed	4.94%			100,000	170,000	100,000	170,000
Other loans due in 2005	—	lnterest free			15,000	15,000	15,000	15,000
Arranged by subsidiaries:
Payable annually through 2011	—	lnterest free	2,160	8.2765	17,877	20,856	—	—

19.	Long-term loans and current portion of long-term loans (continued)

Long	-term loans are analysed as follows: (continued)

					The Group		The Company
Repayment terms and last payment date	Interest type	Interest rate at 30 June 2005	Original currency ‘000	Exchange rate at 30 June 2005	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
						(audited)		(audited)
Arranged by subsidiaries:
Renminbi denominated:
Payable annually from 2001 through 2005	—	lnterest free	—	—	7,400	7,400	—	—
Payable annually through 2010	—	lnterest free	—	—	113,000	123,000	—	—
Due in 2005 and after	Fixed	4.94%-5.58%	—	—	126,500	134,500	—	—
Payable annually through 2011	—	lnterest free	—	—	10,800	12,600	—	—

Total long-term loans outstanding					2,619,841	3,272,192	2,344,264	2,973,836
Less: Amounts due within one year					(1,997,900)	(1,257,578)	(1,870,000)	(1,114,899)

Amounts due after one year					621,941	2,014,614	474,264	1,858,937

Note: (a) Guaranteed by China Petrochemical Corporation.

Except for loans indicated as guaranteed, all loans are unsecured loans without guarantee.

20.	Other long-term liabilities

Deferred income

	The Group
	2005 RMB’000	2004 RMB’000
		(audited)
Cost:
At 30 June / 31 December	115,177	115,177

Accumulated amortisation:
At 1 January	80,626	69,108
Amortisation for the period / year	5,759	11,518

At 30 June / 31 December	86,385	80,626

Net book value:
At 30 June / 31 December	28,792	34,551

In 1998, the Group obtained the assets, liabilities and employees of certain businesses and various other net assets from the community of Jinshanwei without monetary consideration. The value of net assets obtained amounted to RMB115,177,000 and was recorded as deferred income in the consolidated financial statements.

21.	Share capital

	The Group and the Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)
Registered capital:
4,870,000,000 A shares at par value of RMB 1 each	4,870,000	4,870,000
2,330,000,000 H shares at par value of RMB 1 each	2,330,000	2,330,000

	7,200,000	7,200,000

Issued and paid up capital
Shares not in trade:
4,150,000,000 A shares at par value of RMB 1 each of which:
Domestic legal persons owned shares	4,150,000	4,150,000

Total shares not in trade	4,150,000	4,150,000

Shares in trade:
720,000,000 A shares at par value of RMB 1 each
2,330,000,000 H shares at par value of RMB 1 each of which:
RMB ordinary A shares listed in the PRC	720,000	720,000
Foreign investment H shares listed overseas	2,330,000	2,330,000

Total shares in trade	3,050,000	3,050,000

Total share capital	7,200,000	7,200,000

All the A and H shares rank pari passu in all respects.

Capital verifications of the issued and paid up capital were performed by KPMG Huazhen. Capital verification reports were issued on 27 October 1993, 10 June 1994,15 September 1996 and 20 March 1997 accordingly.

22.	Capital reserves

	The Group and the Company
	2005 RMB’000	2004 RMB’000
		(audited)
Balance at 30 June / 31 December	2,856,278	2,856,278

Balance of capital reserves at 30 June 2005 and 31 December 2004 is represented by:

		The Group and the Company
	Note	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
			(audited)
Share premium		2,420,841	2,420,841
Safety fund	(a)	4,180	4,180
Valuation surplus	(b)	44,887	44,887
Government grants	(c)	386,370	386,370
		2,856,278	2,856,278

(a)	The safety fund represents gifts or grants received from Sinopec for enhancement of production safety.
(b)	Valuation surplus represents the excess of fair value over the carrying value of assets given up in part exchange for investments.
(c)	Government grants represent grants received for the purchase of equipment used for technology improvements.

23.	Surplus reserves

		The Group and the Company
	Note	Statutory surplus reserve RMB’000	Statutory public welfare fund RMB’000	General surplus reserve RMB’000	Discretionary surplus reserve RMB’000	Total RMB’000
Balance at 1 January 2004		1,060,664	978,575	82,089	1,280,514	3,401,842
Appropriation of net profit	(a)	397,127	397,127			794,254
Balance at 1 January and 30 June 2005		1,457,791	1,375,702	82,089	1,280,514	4,196,096

(a)	Pursuant to resolution of the Board, the Company transfer the following proportion of net profit to the surplus reserve for the year ended 31 December 2004:

(i) Statutory surplus reserve	10%
(ii) Statutory public welfare fund	10%

24.	Income from principal operations

The Group’s principal activity is the processing of crude oil into petrochemical products for sale. The Group’s income from principal activity and cost of sales represent income received and cost incurred in relation to above activity. The Group’s segment information is set out in Note 34.

Income from principal operations represents the invoiced value of goods sold to customers, net of VAT.

For the period ended 30 June 2005, total sales to top five customers are shown below:

	2005	2004
Amount (RMB’000)	8,880,209	6,103,952
Percentage of total sales	40.57%	34.33%

25.	Business taxes and surcharges

	Six-month periods ended 30 June
	The Group		The Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Consumption tax	276,516	249,422	276,516	249,422
City construction tax	70,904	69,562	69,012	66,840
Education surcharge and others	30,715	31,269	29,577	28,645

Total	378,135	350,253	375,105	344,907

The charge for consumption tax is calculated at RMB277.6 per tonne and RMB117.6 per tonne on the sales of gasoline and diesel respectively in accordance with relevant tax rules and regulations. The charges for city construction tax and education surcharge are based on 7% and 3% respectively of the VAT, consumption tax and business tax paid during the period.

26.	Financial expenses

	Six-month periods ended 30 June
	The Group		The Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Interest expenses	146,728	185,842	126,093	155,253
Less: Interest income	(18,613)	(20,160)	(14,785)	(15,427)

Net interest expenses	128,115	165,682	111,308	139,826
Exchange loss	1,594	3,670	1,064	3,301
Less: Exchange gain	(741)	(9)	(428)	—
Others	372	2,152	243	1,091

Total	129,340	171,495	112,187	144,218

27.	Investment (losses)/income

	Six-month periods ended 30 June
	The Group		The Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Cost method	57,814	13,965	15,220	11,292
Share of profit of subsidiaries	—	—	55,735	120,946
Share of loss of associates	(179,328)	(3,737)	(176,885)	—
Investment differences	5,425	5,425	5,425	5,425

Total	(116,089)	15,653	(100,505)	137,663

28.	Non-operating expenses

	Six-month periods ended 30 June
	The Group		The Company
	2005 RMB’000	2004 RMB’000	2005 RMB’000	2004 RMB’000
Employee reduction expenses	90,792	86,713	35,465	86,713
Loss on disposal of fixed assets	4,423	47,416	2,900	45,372
Provision for impairment losses on fixed assets	—	34,345	—	34,345
Service fee	22,500	16,000	22,500	16,000
Donations	7,280	389	7,280	369
Other expenses	30,228	2,597	27,067	1,949

Total	155,223	187,460	95,212	184,748

In accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 90,792,000 (period ended 30 June 2004: RMB 86,713,000) during the six-month periods ended 30 June, in respect of the voluntary resignation of approximately 1,246 employees (period ended 30 June 2004: 1,100 employees).

29.	Related parties and related party transactions

(a)	Company having the ability to exercise significant influence over the Group

Name of company	:	China Petroleum & Chemical Corporation (“Sinopec Corp”)

Registered address	:	No.6, Hui Xin Dong Jie Jia, Chao Yang Qu, Beijing

Scope of operations	:	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petro-chemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

Relationship with the Company	:	The immediate parent company

Economic nature	:	Joint stock limited company

Authorised representative	:	Chen Tonghai

Registered capital	:	RMB 86.7billion (2004: RMB 86.7billion)

The above registered capital has not been changed during the six-month periods ended 30 June 2005.

As at 30 June 2005, Sinopec Corp held 4 billion shares of the Company. There are no changes during the reporting period.

(b)	Companies not having the direct ability to exercise significant influence over the Group

Relationships with the Company
China Petrochemical Corporation	The ultimate parent company

Sinopec Finance Company Limited	Subsidiary of the ultimate parent company

Sinopec Zhenhai Refining and Chemical Company Limited	Subsidiary of the immediate parent company

Sinopec Huadong Sales Company	Branch of the immediate parent company

Sinopec Storage and Transportation Branch	Branch of the immediate parent company

China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company

Sinopec Acrylic Fibre Sales Branch	Branch of the immediate parent company

29.	Related parties and related party transactions (continued)

(c)	Most of the transactions undertaken by the Group during the reporting period have been effected with such counterparties and on such terms as have been determined by Sinopec Corp and other relevant authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the reporting period, the value of crude oil purchased in accordance with Sinopec Corp’s allocation was as follows:

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Purchases of crude oil	12,424,946	8,871,835

(d)	Other transactions between the Group and the other related parties during the period were as follows:

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Sales of products and service fee income	9,075,959	7,302,057
Purchases other than crude oil	677,597	426,961
Insurance expenses	45,347	46,131
Net decrease in deposits in related party	56,510	29,980
Interest received and receivable	277	1,231
New loans obtained from related party	50,000	25,000
Loans repaid to related party	50,000	50,000
Interest paid and payable	3,315	3,330
Transportation costs	186,133	2,366
Construction and installation fees	93,983	68,580
Net decrease of guarantees	(23,300)	(22,222)

The sales and purchases transactions between the Group and the other related parties as disclosed in note (b) accounted for approximately 90% of the transactions of the similar nature.

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

29.	Related parties and related party transactions (continued)

(e)	At 30 June, the Group’s balances with related parties are as follow:

	Immediate Parent Company		Other related parties
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)		(audited)
Bills receivable	2,714	17,675	26,042	15,705
Trabe debtors	43,401	—	335,140	207,244
Other receivables	6,354	67,343	1,044	183,440
Advance payments	15,561	49,760	92,187	44,251
Bills payable	—	14,254	7,100	—
Trade creditors	134,837	98,105	176,519	287,538
Other payables	238	179,551	11,545	9,584
Receipts in advance	2,490	15,275	58,529	35,138

(f)	Deposits in related party

	The Group		The Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)		(audited)
Cash at bank and in hand	196,928	252,438	125,926	250,125

(g)	Loans with related party

	The Group		The Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)		(audited)
Short-term loans	130,000	130,000	—	—

30.	Retirement schemes

As stipulated by the relevant regulations, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. The Group is required to make contributions to the retirement plan at a rate of 22.5% of the salaries, bonuses and certain allowances of its staff. The contribution rate has been changed to 22% since 1 August 2004. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with this plan beyond the annual contributions described above. In addition, pursuant to a document “Lao Bu Fa (1995) No.464” dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Company has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Company for five years or more may participate in this plan. The Company and participating employees make defined contributions to their pension savings account according to the plan. The assets of this plan are held separately from those of the Company in an independent fund administered by a committee consisting of representatives from the employees and the Company. In April 2003, the Company revised certain terms of the plan and increased the amount of contributions. During the six-month period ended 30 June 2005, the Company’s contribution to this plan amounted to RMB21,388,000 (period ended 30 June 2004: RMB21,230,000).

31.	Capital commitments

Capital commitments outstanding at 30 June 2005 and 31 December 2004 are as follows:

	The Group and the Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
Property, plant and equipment
Contracted but not provided for	171,910	322,797
Authorised by the Board but not contracted for	1,665,288	1,824,985

	1,837,198	2,147,782
Investment
Contracted but not provided for	146,909	295,886

Total	1,984,107	2,443,668

At 30 June 2005, the Group and the Company do not have significant operating lease commitments.

32.	Contingent liabilities

Contingent liabilities of the Group and the Company are as follows:

	The Group		The Company
	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
		(audited)		(audited)
Guarantees issued to banks in favour of:
-subsidiaries	—	—	772,139	778,859
-associates	40,000	40,000	40,000	40,000
-other unlisted investment companies	38,586	61,886	4,400	29,200

	78,586	101,886	816,539	848,059

Guarantees issued to banks in favour of subsidiaries are given to the extent of the Company’s respective equity interest in these entities.

Guarantees issued to banks in favour of associates and other unlisted investment companies are given to the extent of the Group’s and the Company’s respective equity interest in these entities.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognised any such losses under guarantees when those losses are estimable. At 30 June 2005, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s and the Company’s obligation under these guarantee arrangements.

33.	Events after the balance sheet date

On 21 July 2005, the People’s Bank of China announccd that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. Particularly, the exchange rate of US dollar against Renminbi was adjusted upward to 8.11 yuan per US dollar with effect from the time of 19:00 hour on 21 July 2005.

At 30 June 2005, The Group has the following significant cash and cash equivalents and bank loans, which are denominated in foreign currencies.

At 30 June 2005 Original currency ‘000
Cash at bank
- Hong Kong dollars	108,966
- United States dollars	7,359

Bank loans
- United States dollars	295,543

34.	Segment reporting

Segment information is presented in respect of the Group’s business segments, the format of which is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates performance based on operating profits before income tax and non-operating income and expenses. Certain administrative expenses are allocated based on the percentage of sales.

The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group’s products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibres segment produces primarily polyester and acrylic fibres primarily used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iv)	The Group’s petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

(v)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include trading, consumer products and services and a variety of other commercial activites, which are not allocated to the above four operating segments.

34.	Segment reporting (continued)

Income from principal operations

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Synthetic fibres
External sales	2,449,372	2,417,891
Intersegment sales	43	34

Sub-total	2,449,415	2,417,925

Resins and plastics
External sales	6,930,737	5,442,159
Intersegment sales	27,797	15,047

Sub-total	6,958,534	5,457,206

Intermediate petrochemicals
External sales	3,483,154	2,290,996
Intersegment sales	6,408,146	5,065,567

Sub-total	9,891,300	7,356,563

Petroleum products
External sales	8,351,262	6,201,821
Intersegment sales	532,169	447,452

Sub-total	8,883,431	6,649,273

All others
External sales	671,947	1,425,270
Intersegment sales	1,808,478	1,851,705

Sub-total	2,480,425	3,276,975

Elimination of intersegment sales	(8,776,633)	(7,379,805)

Total	21,886,472	17,778,137

34.	Segment reporting (continued)

Cost of principal operations

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Synthetic fibres	2,073,613	2,193,799
Resins and plastics	5,195,695	4,342,349
Intermediate petrochemicals	2,347,794	1,582,029
Petroleum products	8,175,333	5,174,371
All others	570,141	1,286,869

Total	18,362,576	14,579,417

Profit from principal operations

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Synthetic fibres	364,939	212,614
Resins and plastics	1,704,780	1,070,297
Intermediate petrochemicals	1,115,809	690,379
Petroleum products	(139,473)	740,622
All others	99,706	134,555

Total	3,145,761	2,848,467

35.	Net profit before non-recurring items

In accordance with “Standard questions and answers on the preparation of information disclosures by companies publicly issuing securities, No.1-Non-recurring items” (2004 Revised), the Group’s net profit excluding non-recurring items is set out as below:

	Six-month periods ended 30 June
	2005 RMB’000	2004 RMB’000
Items under non-recurring items
Non-operating expenses (excluding provision for impairment loss on fixed assets)	155,223	153,115
Non-operating income	(10,766)	(15,092)
Reversal of provision for long-term equity investments in prior years	—	(2,659)
Tax effect for the above items	(21,669)	(20,703)

Total	122,788	114,661

C. Differences between Financial Statements prepared under PRC Accounting Rules and Regulations and IFRS

The below figures are extracted from the interim financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS, both of which have not been audited.

The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group’s net profit and shareholders’ equity prepared under PRC Accounting Rules and Regulations and IFRS is presented below.

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i)	Capitalisation of general borrowing costs

Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii)	Valuation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii)	Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

C. Differences between Financial Statements prepared under PRC Accounting Rules and IFRS (continued)

(v)	Pre-operating expenditure

Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

(vi)	Goodwill and negative goodwill amortization

Under PRC Accounting rules and regulations, goodwill and negative goodwill are amortized on a systematic basis over their useful lives.

Under IFRS, with reference to IFRS 3, “Business combination”, the Group no longer amortises positive goodwill effective 1 January 2005. Such goodwill is tested annually for impairment. Also in accordance with the transitional arrangements under IFRS 3, previous recognised negative goodwill was derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings.

C. Differences between Financial Statements prepared under PRC Accounting Rules and IFRS (continued)

Effects on the Group’s net profit and shareholders’ equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

		Six-month periods ended 30 June
	Note	2005 RMB’000	2004 RMB’000
Net profit under PRC Accounting Rules and Regulations		1,650,520	1,531,200

Adjustments:
Capitalisation of borrowing costs, net of depreciation effect	(i)	13,119	(2,386)
Reduced depreciation on government grants	(iii)	13,380	13,380
Amortisation of revaluation of land use rights	(iv)	1,749	1,749
Write off of pre-operating expenditure	(v)	—	(23,314)
Reversal of pre-operating expenditure previously written-off	(v)	80,605	—
Goodwill and negative goodwill amortisation	(vi)	6,299	—
Deferred tax effect of the above adjustments		(2,230)	96

Profit attributable to shareholders under IFRS		1,763,442	1,520,725

	Note	At 30 June 2005 RMB’000	At 31 December 2004 RMB’000
Shareholders’ equity under PRC Accounting Rules and Regulations		19,112,801	18,902,281

Adjustments:
Capitalisation of borrowing costs	(i)	96,144	83,025
Valuation surplus	(ii)	(44,887)	(44,887)
Government grants	(iii)	(304,059)	(317,439)
Revaluation of land use rights	(iv)	(131,112)	(132,861)
Write off of pre-operating expenditure	(v)	—	(80,605)
Cumulative effect on negative goodwill of adopting IFRS 3	(vi)	2,549	—
Goodwill and negative goodwill amortisation	(vi)	6,299	—
Deferred tax effect of the above adjustments		5,245	7,475

Shareholders’ equity under IFRS		18,742,980	18,416,989

D. Supplementary Information for North American Shareholders

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial reports. Such information has not been subjected to independent audit or review.

Notes:

(a)	Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the periods ended 30 June 2004 and 2005, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In the period ended 30 June 2004, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised. Accordingly, the balances of cost and accumulated depreciation of property, plant and equipment under IFRS were higher than the balances under US GAAP by RMB 365,258,000 and RMB 365,258,000 respectively on 30 June 2005 and 31 December 2004.

(b)	Capitalisation of property, plant and equipment

In the periods prior of those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the periods presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. The U.S. GAAP adjustments for 2004 represent the amortisation effect of such originating adjustments described above.

(c)	Revaluation of property, plant and equipment

In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the periods ended 30 June 2004 and 2005 on the revaluation surplus of RMB1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

D. Supplementary Information for North American Shareholders (continued)

Notes (continued):

(d)	Capitalised interest on investment in associates

Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequently amortised when the operation of the qualifying assets begin.

(e)	Goodwill and negative goodwill amortisation

With effect from the beginning of the first annual period beginning after 31 March 2004, i.e. 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indication of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from the beginning of the first annual period beginning after 31 March 2004, i.e. 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the six months ended 30 June 2005. As a result, this has increased the group’s profit after tax for the six months ended 30 June 2005 by RMB 6,724,000.

Also in accordance with the transitional arrangements under IFRS 3, previous recognised negative goodwill shall be derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings. As a result, the retained earnings increased by RMB 2,549,000 as at 1 January 2005. This has decreased the group’s profit after tax for the six months ended 30 June 2005 by RMB 425,000.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, the unallocated negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

As a result, there are no differences in respect of goodwill and negative goodwill amortisation between IFRS and U.S. GAAP effective 1 January 2005. The difference in the shareholders’ equity represents the three-year’s amortization of positive goodwill during the period from 1 January 2002 to 31 December 2004 under IFRS.

D. Supplementary Information for North American Shareholders (continued)

Notes (continued):

(f)	Basic earnings per share

The calculation of basic earnings per share is based on the net profit under U.S. GAAP of RMB 1,779,569,000 (period ended 30 June 2004: RMB 1,602,140,000) and the number of shares in issue during the period of 7,200,000,000 (period ended 30 June 2004: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(g)	United States dollar equivalents

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars at the rate of US$1.000 = RMB 8.2765 being the average of the buying and selling rates quoted by the People’s Bank of China on 30 June 2005. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

D. Supplementary Information for North American Shareholders (continued)

The effect on the profit attributable to shareholders of significant differences between IFRS and U.S. GAAP is as follows:

		Six-month periods ended 30 June
	Note	2005 US$ ‘000		2005 RMB’000		2004 RMB’000
Profit attributable to shareholders under IFRS			213,066		1,763,442		1,520,725

U.S. GAAP adjustments:
Foreign exchange gains and losses	(a)		—		—		2,473
Capitalisation of property, plant and equipment	(b)		—		—		10,852
Depreciation charge on revalued property, plant and equipment	(c)		959		7,941		64,997
Capitalised interest on investment in associates, net of amortisation effect	(d)		1,333		11,032		10,049
Negative goodwill amortisation	(e)		—		—		(425)
Positive goodwill amortisation	(e)		—		—		6,725
Deferred tax effect of the above adjustments			(344)		(2,846)		(13,256)

Net profit under U.S. GAAP			215,014		1,779,569		1,602,140

Basic earnings per share under U.S. GAAP	(f)	US$	0.030	RMB	0.247	RMB	0.223

Basic earnings per ADS under U.S. GAAP	(f)	US$	2.986	RMB	24.716	RMB	22.252

The effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP is as follows:

		At 30 June		At 31 December
	Note	2005 US$’000	2005 RMB’000	2004 RMB’000
Shareholders’ equity under IFRS		2,264,602	18,742,980	18,416,989

U.S. GAAP adjustments:
Foreign exchange gains and Losses	(a)	—	—	—
Capitalisation of property, plant and equipment	(b)	—	—	—
Revaluation of property, plant and equipment	(c)	(6,715)	(55,580)	(63,521)
Capitalised interest on investment in associates,net of amortisation effect	(d)	12,110	100,232	89,200
Negative goodwill	(e)	—	—	2,549
Positive goodwill	(e)	4,875	40,344	40,344
Deferred tax effect of the above adjustments		(809)	(6,698)	(3,852)

Shareholders’ equity under U.S. GAAP		2,274,063	18,821,278	18,481,709

CORPORATE INFORMATION

1.	Name of the Company in Chinese:
Short Name in Chinese:
	Name of the Company in English:	Sinopec Shanghai Petrochemical Company Limited
	Short Name in English:	SPC

2.	Stock Exchange Listings, Stock Name and Stock Code

	Types of Shares	Place of Listing	Stock Abbreviation	Stock Code
	A Shares	Shanghai		600688
	H Shares	Hong Kong		338
	ADR	New York	SHI

3	Registered Office:	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China
	General Office:	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China
	Postal Code:	200540
	Company Website:	http://www.spc.com.cn
	Email Address:	spc@spc.com.cn

4.	Authorised Representative: Rong Guangdao

5.	Company Secretary:	Zhang Jingming
	Telephone:	(8621) 5794 3143 / 5237 7880
	Fax:	(8621) 5794 0050 / 5237 5091
	Email Address:	spc@spc.com.cn
Address: 48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China
Securities representative to the Board of Directors: Tang Weizhong
	Telephone:	(8621) 5237 7880
	Fax:	(8621) 5237 5091
	E-mail:	tom@spc.com.cn
Address: Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai 200050, P.R.China

6.	Newspapers for announcements:

Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Commercial Daily ( In case of any discrepancy between the Chinese and the English versions, the Chinese version should prevail.) Website for the Company’s periodical report: www.sse.com.cn

Place for Access to the Company’s periodical report: 48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China

7.	Date of the Company’s Initial Registration:	29 June 1993
	Initial Registered Office:	Jinshanwei, Jinshan District, Shanghai, People’s Republic of China
	Date of Change of the Company’s Name and Legal Address:	12 October 2000
	Change of Legal Address:	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China
	SAIC Registration Number:	3100001002263
	Tax Registration Number:	310043132212291